Exhibit 99.1

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OPC ENERGY LTD.

Report of the Board of Directors regarding the Company’s Matters for the six-month and three-month periods ended June 30, 2026

The Board of Directors of OPC Energy Ltd. (hereinafter – “the Company”) is pleased to present herein the Report of the Board of Directors regarding the activities of the Company and its investee companies (hereinafter together – “the Group”), as at June 30, 2026 and for the six-month and three-month periods then ended (“the Period of the Report”).

Except for the data reviewed in the Company’s consolidated financial statements as at June 30, 2026 (hereinafter – “the Interim Statements”) that is included in this report below, the data appearing in the Report of the Board of Directors has not been audited or reviewed by the Company’s auditing CPAs.

This Report of the Board of Directors is submitted on the assumption that the interim reports and all parts of the Company’s Periodic Report for 2025, which was published on March 12, 2026 (Reference No.: (2026-01-021904) (“the Periodic Report for 2025”), are before the reader and references to the Company’s reports include the information presented therein by means of reference.

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OPC Energy Ltd.

Report of the Board of Directors

1.	Executive Summary[1]

A.	Brief description of the areas of activity

The Company is a public company the securities of which are listed for trading on the Tel-Aviv Stock Exchange Ltd.

For details regarding the Group’s activity segments as at the date of the report – see Section 1A of the Report of the Board of Directors that is included in the Periodic Report for 2025 (“the Report of the Board of Directors for 2025”) and Note 25 to the financial statements as at December 31, 2025 that are included in the Periodic Report for 2025 (“the Annual Financial Statements”).

It is noted that commencing from the second quarter of 2026, upon completion of the transactions for acquisition of all (100%) of the rights in the Shore and Maryland power plants, there has been a change in the Group’s activity segments in the U.S., such that the retail activities for sale of electricity (Retail), which are a supplementary element to the CPV Group’s generation activities, constitute part of the Energy Transition segment. The comparative data has been adjusted retroactively in order to reflect the said change. For details – see Note 2B to the Interim Statements.

B.	Change in the Company’s presentation currency from the shekel to the U.S. dollar

Starting from January 1, 2026, the Company presents all its financial results, including its financial statements, in U.S. dollars (“the Dollar”)2. The comparative data was translated for comparison purposes while using the same translation rules (and pursuant to the provisions of IAS 21). For additional details – see Note 2B to the Interim Statements.

[1]	The executive summary below is presented solely for convenience and it is not a substitute for reading the full detail (including with reference to the matters referred to in the summary) as stated in this report with all its parts (including warnings relating to “forward-looking” information as it is defined in the Securities Law, 1968 (“the Securities Law”), definitions or explanations with respect to the indices for measurement of the results and including the information included by means of reference, as applicable). This summary includes estimates, plans and assessment of the Company, which constitute “forward-looking” information regarding which there is no certainty they will materialize and the readers are directed to the detail presented in the relevant sections.
[2]	It is noted that the Company’s presentation currency does not impact its functional currency and the functional currency of its significant subsidiaries. Accordingly, as at the date of the report, the functional currency of the Company and the companies operating in Israel (OPC Power and its subsidiaries) continues to be the shekel whereas the functional currency of the companies operating in the United States (ICG and its subsidiaries and the CPV Group) continues to be the Dollar.

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OPC Energy Ltd.

Report of the Board of Directors

1.	Executive Summary[1] (Cont.)

C.	Main financial parameters (in millions of dollars)

		For the			For the
		Six Months Ended			Three Months Ended
		June 30			June 30
		2026	2025	%	2026	2025	%

Consolidated	EBITDA after proportionate consolidation	255	203	26%	131	90	46%
	Net income	29	27	7%	15	2	650%
	Adjusted net income	67	33	103%	34	5	580%
	FCF	30	108	(72)%	51	19	168%
	FFO	165	125	32%	90	57	58%

Israel	EBITDA	90	74	22%	46	36	28%
	FFO	57	48	19%	30	19	58%

U.S.	EBITDA after proportionate consolidation	170	132	29%	87	55	58%
	FFO	106	84	26%	53	37	43%
	EBITDA after proportionate consolidation – Energy Transition	169	137	23%	86	62	39%

	EBITDA after proportionate consolidation – Renewable Energies	22	16	38%	11	9	22%

*	EBITDA, EBITDA after proportionate consolidation, adjusted net income, FCF and FFO (Funds From Operations) are non-IFRS financial measures – for definitions and the manner of their calculation – see Sections 4B and 4A(3) below.

As detailed in the above table, in the second quarter of 2026, the EBITDA after proportionate consolidation increased by about 46% over the corresponding quarter last year, as a result of an increase of 58% in the EBITDA after proportionate consolidation in the United States, primarily due to an increase in the energy margins (net of hedging impacts), an increase in the capacity prices in the PJM market and an increase in the holding rates in the Shore and Maryland power plants, as well as due to an increase of about 28% in the EBITDA in Israel mainly against the background of the increase in the energy margins and due to the impacts of the translation on the results of the activities of the Israel segment from the shekel functional currency to the dollar presentation currency (for details regarding the strengthening of the shekel against the dollar – see Section 12 below).

In the second quarter of 2026, the adjusted consolidated net income and the consolidated FFO rose by about 580% and about 58%, respectively, compared with the corresponding quarter last year, against the background of the increase in the adjusted EBITDA.

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OPC Energy Ltd.

Report of the Board of Directors

1.	Executive Summary[1] (Cont.)

C.	Main financial parameters (in millions of dollars) (Cont.)

The consolidated EBITDA after proportionate consolidation in the first half of 2026 rose by about 26% compared with the first half of last year, due to an increase of about 29% in the EBITDA after proportionate consolidation in the U.S., against the background of an increase in the energy margins (net of hedging impacts), an increase in the capacity prices in the PJM market and a rise in the rate of holdings in the Shore and Maryland power plants, as well as due to an increase of about 22% in the EBITDA in Israel, mainly as a result of an increase in the energy prices and the impacts of translation of results of the activities of the Israel segment from the shekel functional currency to the dollar presentation currency.

The adjusted consolidated net income and the consolidated FFO increased in the first half of 2026 by about 103% and about 32%, respectively, compared with the first half of last year, mainly due to the increase in the adjusted EBITDA.

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OPC Energy Ltd.

Report of the Board of Directors

1.	Executive Summary[1] (Cont.)

D.	Main developments in the second quarter of 2026 and thereafter

Israel	In June 2026, the financial closing was completed and the construction was commenced of the Hadera expansion project (combined cycle with a capacity of 850 megawatts) – for details – see Section 6A(2) below.

Ramat Beka project in advanced development (solar with a planned capacity of about 550 megawatts with integrated storage of about 3,850 megawatt-hours) – in March 2026, the approved plan was published by the government in the Official Records. The Company is taking action to complete the undertaking in the project agreements (construction, equipment and financing) and to obtain all the required approvals and permits, and it expects to make the payment to Israel Lands Authority for the project’s areas in the second half of 2026, upon completion of Israel Lands Authority’s required procedure. For additional details and updates, including regarding the expected regulation and the connection study – see Section 6A(1) below.

Expansion of activities in the area of supply of electricity to data centers – in the second quarter of 2026, an undertaking with was signed with a consumer operating in the area of data centers in Israel, in a long-term PPA agreement of up to about 460 megawatts in the upcoming years. In addition, the Company is carrying on contacts and feasibility studies for examination of mutual cooperation in joint development and advancement of electricity generation and supply solutions for data centers, including adjacent to the Company’s existing power plants. For details – see Section 2C below.

Award of Capacity Certificates in a Competitive Process Conducted by the System Operator – in July 2026, OPC Israel was awarded capacity certificates for an aggregate capacity of 200 megawatts, at a uniform base tariff of 10.2 agurot per available kilowatt. The capacity certificates will remain available to OPC Israel through December 31, 2029. For additional details – see Section 2B below.

Natural gas activities with carbon capture potential in the U.S.

Accelerated development of the Shay Project in the PJM market (combined cycle with a capacity of 2.1 gigawatts in West Virginia – the share of CPV is 70%) – the project is being advanced through licensing and grid interconnection processes and is expected to enter into an interconnection agreement in early 2027. In addition, significant equipment for the project has been secured. As part of the commercial framework for the project, a “Gas Net Back” agreement has been signed for a period of 10 years from the commercial operation. Furthermore, the project is expected to participate in PJM’s RBP, a long-term capacity auction that is expected to take place starting in September 2026 (subject to final approval by FERC). For details, see Section 6B(2) below.

Increase in the natural gas projects development pipeline to about 8 gigawatts (CPV’s share – about 6.9 gigawatts) and accelerated development of the Walker project in the PJM market (combined cycle with a capacity of 1.5 gigawatts in Ohio) (CPV’s share is 70%) – as part of the project’s advancement, an agreement was signed with a leading global equipment manufacturer, which secures the supply of the gas turbines for the project. At the same time, negotiations are underway with a global leader Hyperscaler regarding a long-term PPA for the project. In addition, CPV Group is evaluating possibilities for the development and advancement of power generation and supply solutions for data center projects, particularly in close proximity to its existing power generation facilities.

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OPC Energy Ltd.

Report of the Board of Directors

1.	Executive Summary[1] (Cont.)

D.	Main developments in the second quarter of 2026 and thereafter (Cont.)

Natural gas activities with carbon capture potential in the U.S. (Cont.)

Regulatory processes in the PJM market – on July 31, 2026, PJM submitted for FERC approval, its proposed format for the RBP mechanism. Subject to FERC approval, PJM is expected to hold a procurement process for qualifying new generation sources, with an initial procurement target of 6.8 gigawatts of capacity. The RBP provides for capacity commitments up to 15 years, depending on project-specific commercial operation dates, and includes a weighted average procurement price cap of about $555 per megawatt/day for the selected portfolio. The proposal also includes a separate framework intended to facilitate bi-lateral commitments between large electricity consumers and new generation sources. For details – see Section 3C below.

Energy Transition in the U.S.	Execution of the strategy to increase the holdings and obtain control over natural gas-fired power plants: (1) in January 2026, acquisition of the remaining rights (11%) in the Shore power plant (a combined cycle power plant with a capacity of 725 megawatts in PJM); and (2) in May 2026, acquisition of the remaining interest (25%) in the Maryland power plant (combined cycle with a capacity of 745 megawatts in PJM) in exchange for sale of the rights (10%) in the Three Rivers power plant (combined cycle with a capacity of 1,258 megawatts in PJM) with payment of an immaterial amount.

Capacity auctions in the PJM market – in April 2026, FERC approved the extension of the maximum and minimum limits (collar) for two additional capacity auctions in the period from June 1, 2028 through May 31, 2030. In July 2026, the results of a capacity auction were published for the period from June 2028 up to May 2029 of about $325 per megawatt/day, which reflects the ceiling of the price range determined. For details – see Section 3C below.

Renewable Energies in the U.S.

As at the approval date of the report, the CPV Group has taken action in an attempt to assure compliance with Safe Harbor conditions for projects in the scope of 1.9 gigawatts (share of the CPV Group – about 1.3 gigawatts) – for details see Section 6C below. In addition, the CPV Group is evaluating certain of its renewable energy and battery energy storage system (BESS) projects for potential participation in PJM’s RBP, subject to FERC approval. For details – Section 3C below.

Commercial operation of the Rogues Wind project (wind with a capacity of 114 megawatts) – in June 2026, construction of the project was completed and as at the approval date of the report, the project had commenced its commercial operation and the entire investment of the project’s tax partner had been received, in the aggregate amount of $160 million.

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OPC Energy Ltd.

Report of the Board of Directors

1.	Executive Summary[1] (Cont.)

D.	Main developments in the second quarter of 2026 and thereafter (Cont.)

Group headquarters	Improvement of the Company’s credit rating – in May 2026, Midroog affirmed the credit rating of the Company and of its debentures at the level of A1.il and updated the rating outlook from stable to positive in light of the strengthening of the Company’s financial profile. In addition, in May 2026, S&P Maalot raised the Company’s credit rating to ilA+ with a stable rating outlook, due to a continuing improvement of the financial profile along with better business achievements. For details – see Section 7C below.

Increase of credit frameworks for the development activities of the CPV Group – shortly before the approval date of the report, the Company increased, by the amount of about $120 million, and is taking action to make an additional increase of about $160 million, the binding credit frameworks (or backed by its guarantee) with Israeli banks were increased for advancement of the development activities of the CPV Group. For details – see Note 7A(6) to the Interim Statements.

Early partial redemption (prepayment) of the debentures (Series B) – in June 2026, the Company made a partial early prepayment of the debentures (Series B), in the total amount of about $68 million (about NIS 200 million).

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OPC Energy Ltd.

Report of the Board of Directors

1.	Executive Summary[1] (Cont.)

E.	Portfolio of about 18.7[3] GW and about 12.5 GWh of storage (for details – see Section 6 below)

United States (1)

(1)	The projects in the United States that are held by associated companies are presented according to the CPV’s Group relative ownership interest in each project.

[3]	The data included in this report relating to the capacity of the renewable-energy projects using solar technology is in MWdc.

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OPC Energy Ltd.

Report of the Board of Directors

1.	Executive Summary[1] (Cont.)

E.	Portfolio of about 18.7[3] GW and about 12.5 GWh of storage (for details – see Section 6 below) (Cont.)

Israel

That stated with respect to the development stages, capacities and/or expectations regarding construction of the development (pipeline) projects in Israel and in the U.S. constitutes “forward-looking” information as it is defined in the Securities Law, 1968 (“the Securities Law”), which is based on the Company’s estimates at the approval date of the report and regarding which there is no certainty they will be realized. Ultimately, there could be changes in the characteristics of the projects and/or delays or changes due to regulatory, operating, commercial factors and/or realization of one or more of the risk factors to which the Company is exposed, as stated in Part A of the Periodic Report for 2025. Advancement of the pipeline projects (or any one of them) is subject to the discretion of the Company’s competent organs and existence (fulfillment) of additional conditions, as stated in Part A of the Periodic Report for 2025.

For definitions of the development stages – see Section 5 below.

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OPC Energy Ltd.

Report of the Board of Directors

2.	Main Developments in the Business and Regulatory Environment in Israel

A.	Update of electricity tariffs

In December 2025, the generation component for 2026 was set (subject to a periodic update, as detailed in Section 2A(1) of the Report of the Board of Directors for 2025) at about 28.90 agurot per kilowatt hour (assuming a shekel/dollar exchange rate of U.S.$1 = NIS 3.3), a decline of 1.66% compared with the average generation component for 2025. In June 2026, a periodic update was published whereby starting from July 1, 2026, the generation component was set at about 27.97 agurot per kilowatt hour (assuming a shekel/dollar exchange rate of U.S.$1 = NIS 3.01 as opposed to NIS 3.3 in the prior update, as stated above). This decline of about 4.8% compared with the average generation component for 2025 is attributable mainly to the strengthening of the shekel against the dollar.

Set forth below is data regarding the weighted-average annual generation component (the prices are denominated in agurot per kilowatt hour):

Period	2026	2025	Change
January–June and April–June average	28.90	29.39	(1.7%)

In the Company’s estimation, update of the tariff for 2026, in general, and for the second half of 2026, in particular, is not expected to have a significant impact on its results4.

B.	Award in a competitive process for the acquisition of capacity certificates under the System Operator’s market model

Further to that stated in Section 7.3 of Part A of the Periodic Report for 2025, regarding expansion of competition in the supply sector and determination of a temporary mechanism that permits virtual suppliers to acquire capacity certificates directly from the System Operator, in January 2026 the results of the first competitive process were published, wherein 520 megawatts were allotted at a uniform base price of 9.32 agurot per available kilowatt, where OPC Israel was not a awarded in this process. In July 2026, the results of the second competitive process were published, wherein 501 megawatts were allotted at a uniform base price of 10.2 agurot per available kilowatt – based on the “second price tender” method and subject to the update mechanism provided in the arrangement (process), wherein OPC Israel awarded5 an allotment of 200 megawatts, constituting about 40% of the total allotted capacity. Realization (utilization) of the allotment will start in August 2026, where commencing from the seventh month of the activities, a payment obligation will attach in respect of the entire capacity won. The process also includes a temporary reduction of one agura in the tariff relating to capacity belonging to new consumers that transferred from the default choice capacity, up to the amount of the awarded capacity and up to December 31, 2027.

[4]	The Company’s estimates with respect to the impact of the Decision is “forward-looking” information as it is defined in the Securities Law, for which there is no certainty of their realization. Ultimately, the impacts could be different due to, among other things, the market conditions, changes impacting the components of the tariffs, regulator changes/factors that impact the electricity market.
[5]	As part of the win notification, it was noted that to the extent the investigation regarding Eshkol Center (as stated in Section 10D below) ripens into charges being filed, the Electricity Authority will be permitted to cancel the win in the proceeding through other means based on its discretion and the winner will have no claim of reliance regarding this matter.

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OPC Energy Ltd.

Report of the Board of Directors

2.	Main Developments in the Business and Regulatory Environment in Israel (Cont.)

B.	Award in a competitive process for the acquisition of capacity certificates under the System Operator’s market model (Cont.)

The capacity allotted will be available to OPC Israel up to December 31, 2029, while it may exit the arrangement, with respect to all or part of the capacity, at the end of every 12-month period. In the Company’s estimation, utilization of the allotment is expected to have a favorable impact on the Group’s results, among other things through increase of the scope of the electricity supply activities to existing and new customers6. The scope of the actual contribution will depend on, among other things, the extent of the usage of the allotment and consumption profile of the customers, and mainly the difference between the generation component in the electricity tariff and the market price (SMP), after the acquisition cost of the capacity certificates and taking into account the tariff update mechanisms and the incentive provided in the arrangement (process).

C.	Developments regarding advancement of data centers in Israel and expansion of the Company’s activities in connection with solutions for supply of electricity in the area

Further to that stated in Section 7.3 of Part A of the Periodic Report for 2025 with respect to developments regarding the matter of advancement of data centers in Israel, in July 2026 the Electricity Authority published a Temporary Order7 for suspension of the examination proceedings and provision of responses by the System Operator to requests for connection of data centers with a capacity of 8 megawatts or more to the electricity grid. Pursuant to the data detailed in the Electricity Authority’s decision, within a period of about two months new requests for information were filed with the System Operator regarding connection of data centers with a cumulative scope of about 19 gigawatts, which are in addition to the existing list of open (awaiting) requests of about 8 gigawatts, such that the total demand reflected by the requests is about 27 gigawatts. In light of the unusual scope of the demand and the possible consequences thereof to the stability of the electricity system, reliability of the supply, the generation and transmission reserves and economic efficiency, the Electricity Authority determined that during a period of 140 days, handling (processing) of new requests and pending requests, as stated, will be suspended, and no new commitments will be given for reserving a place in the grid on the basis of responses that have not yet reached the status of a legal commitment. During this period, the Electricity Authority, the Ministry of Energy and the System Operator are expected to examine the required policy with respect to connection of data centers, including the manner of giving preference and screening the requests, as well as necessary revisions to the planning of the electricity sector.

Further to that stated in Section 18.1 regarding the Company’s intention to expand its undertakings with customers in the area of data center, as at the approval date of the report the Company is advancing various possibilities, through OPC Israel, for optimal utilization of the Company’s sites and facilities in favor of undertakings with data-center projects, including development of new power plants and various solutions for supply of electricity to projects, as stated.

[6]	The Company’s estimates regarding the impacts of the win constitute “forward-looking” information as it is defined in the Securities Law, regarding which there is no certainty they will be realized. Ultimately, the impacts could be different, due to, among other things, the market conditions, and subject to increasing the activities.
[7]	Electricity Authority, Decision No. 74506, dated July 15, 2026.

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OPC Energy Ltd.

Report of the Board of Directors

2.	Main Developments in the Business and Regulatory Environment in Israel (Cont.)

C.	Developments regarding advancement of data centers in Israel and expansion of the Company’s activities in connection with solutions for supply of electricity in the area (Cont.)

In this regard, in May 2026, OPC Israel signed an amendment to an existing electricity supply agreement (PPA) with an existing customer of the Company (“the Customer”) regarding its extension and expansion of the capacity in such a manner that it could (gradually) reach about 460 megawatts in the upcoming years for, among other things, data centers the Customer operates and/or intends to operate in the future (if ultimately operated). The extended period of the electricity supply is nineteen (19) years (subject to early termination arrangements and exit points) and it includes commitments and arrangements that are customary in the Company’s agreements of this type based on the characteristics of the consumption and the undertaking. In addition, as part of the agreement the sale of green certificates up to a defined quantity, including arrangements for determination of the price was also covered. It is emphasized that as at the approval date of the report, there is no certainty regarding the electricity capacity that will be sold under the agreement, which will be derived based on the operation of the relevant data centers (if ultimately operated), their actual operation, the timing of their operation and the scope of the electricity consumption that will ultimately be made by the Customer – which is not certain (and to the best of the Company’s knowledge is subject to fulfillment of various preconditions that have not yet been fulfilled) and is not under the Company’s control.

In addition, OPC Israel is carrying on contacts and feasibility studies for examination of the possibility for a long-term framework covering joint activities for development and advancement of joint solutions for generation and supply of electricity (including through construction of joint power plants) for data-center projects being advanced in Israel, including proximate to (nearby) the Company’s existing power plants.

As at the approval date of the report, potential joint cooperation, as stated, is subject to, among other things, negotiations, signing of agreements, feasibility studies, receipt of regulatory approvals (where necessary) and approval by the competent organs of the relevant parties, regarding which there is no certainty this will happen or the terms thereof, if they do happen8.

D.	Security, Political and Geopolitical Instability in Israel

Further to that stated in Section 2B of the Report of the Board of Directors for 2025 and Section 6.1.1 of Part A of the Periodic Report for 2025, on February 28, 2026, there was a significant escalation in the regional geopolitical situation upon the outbreak of an additional serious military confrontation between Israel and the United States versus Iran, which also included attacks by Iran on additional Middle-Eastern countries (the “Roaring Lion” Operation). As a consequence of the “Roaring Lion” military operation, among other things, Israeli airspace was closed and a general emergency situation was announced for the Israeli home front in such a manner that significantly limits the activities (traffic/movement) in public areas – this being together with a large mobilization of military reserves.

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[8]	It is noted that there is no certainty, particularly at this early stage, regarding actual execution of data-center projects (and/or the designated power plants or electricity generation solutions), the development, construction and/or operation of which are subject to development, licensing, planning, commercial and regulatory processes, as well as to fulfillment of various conditions and receipt of various approvals (including regulatory approvals and connection processes), regarding which there is no certainty they will be fulfilled (in whole or in part, or regarding, for example, the timing of their fulfillment), and the advancement of which is subject to the non-occurrence of various risk factors that are not under the Company’s control. (see the risk factors the Company is exposed to, and particularly, the construction and development risks in Section 8.21.9 of Part A of the Periodic Report for 2025).

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OPC Energy Ltd.

Report of the Board of Directors

2.	Main Developments in the Business and Regulatory Environment in Israel (Cont.)

D.	Security, Political and Geopolitical Instability in Israel (Cont.)

During the “Roaring Lion” Operation, all the gas rigs were shut down (including the Karish reserve) for varying time periods and temporary use of diesel oil was made in the Company’s power plants, where as at the approval date of the report the three gas reservoirs had returned to full activities. The shutdown of the Tamar gas reserve lasted only several days at the beginning of the “Roaring Lion” Operation such that upon its operation, all of the Company’s gas needs were supplied, while some of the gas was purchased at a price higher than the alternative price from the Karish reserve with only an insignificant impact.

Furthermore, due to the emergency situation declared in the Israeli economy, there was a certain decline in demand for a short period of time, the impact of which was not significant. Also, force majeure notifications were received from suppliers and contractors along with limited availability of foreign work teams and experts on the Company’s activity sites in Israel, including on the Sorek 2 site (which is undergoing acceptance tests). On April 8, 2026, a temporary ceasefire was announced with Iran, although the marine traffic disruptions in the Strait of Hormuz are continuing with respect to movement of oil and natural gas tankers. On April 17, 2026, a temporary ceasefire was announced with Lebanon and in June 2026 it was reported that contacts are underway for a ceasefire and arrangement between Israel and Lebanon.

In the Company’s estimation, the “Lion’s Roar” Operation did not have a significant impact on its business activities and/or the financial results. In June 2026, there was a specifically targeted missile attack on Israel.

Subsequent to the date of the report, in July 2026, the military escalation between the U.S. and Iran resumed, among other things against the background of continuation of the restrictions on the marine traffic in the Strait of Hormuz. As at the approval date of the report, direct combat between Israel and Iran had not resumed. Nonetheless, the geopolitical situation in the region continues to be characterized by uncertainty and there is a significant concern that the fighting with Iran and Lebanon will be rekindled and accordingly at this stage the Company is unable to estimate the further developments and their full possible impacts on its activities and its results.

It is noted that the above-mentioned events involve significant uncertainty and could impact the macro-economic and geopolitical environment in both Israel and the U.S., including an adverse impact on the strength of the Israeli economy, as well as on the global economic activities (for a short or a long period of time). A rekindling of the fighting and/or a worsening of the security/defense situation could negatively affect the Company’s activities, mainly in Israel, including the activities of its customers and suppliers in Israel, and could also have an unfavorable effect on the results of the Company’s operations, the availability and cost of capital and financing sources required for the Group’s activities. For additional details regarding the possible impacts of the security/defense and geopolitical situations and the related risk factors – see Sections 6.1 and 19.1 of the Part A of the Periodic Report for 2025.

For additional details regarding the structure and manner of determination of the electricity tariff for customers of Israel Electric Company, the price of natural gas and the carbon tax, capacity revenues and supply to customers – see Section 2A of the Report of the Board of Directors for 2025 and Section 7.3 of Part A of the Periodic Report for 2025.

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OPC Energy Ltd.

Report of the Board of Directors

3.	Main Developments in the Business and Regulatory Environment in the U.S.

A.	Electricity and natural gas prices

The results of the activities of the CPV Group are impacted to a significant extent by the electricity prices in effect in the areas in which the Group’s power plants operate. The main factors impacting the electricity prices are demand for electricity, available generation (supply) and the natural gas price in the area in which the power plant operates.

Subsequent to the date of the report, in the beginning July 2026, an unusual heat event (heat wave) occurred in the PJM region, which led to record high demands for electricity. On July 2, 2026, the demand reached (based on initial data) about 163 gigawatts, where in PJM’s estimation, without use of programs for reducing demand, it could have reached the historical record of about 166 gigawatts, which was recorded in 2006. PJM maintained reliability of the system by means of use of programs for reducing demand, requests from the public and additional emergency measures. In the estimation of the CPV Group, the event illustrates the increase in the record demands, among other things, against the background of expansion of the electricity and data centers, and the increasing reliance on these items in periods of extreme weather events.

For more information regarding the trend of the supply and demand of electricity in the U.S, including in the PJM and ERCOT markets and with respect to fluctuations of the gas and electricity prices, along with the factors affecting it – see Section 3A of the Report of the Board of Directors for 2025.

Natural gas prices

Set forth below are the average natural gas prices in each of the main markets in which the power plants of the CPV Group operate (the prices are denominated in dollars per MMBtu)*:

	For the			For the
	six months ended			three months ended
Region	June 30			June 30
(Power Plant)	2026	2025	Change	2026	2025	Change
Texas Eastern M-3 (Shore, Valley – 70%)	5.86	4.43	32%	2.15	2.47	(13)%
Transco Zone 5 North (Maryland)	5.25	4.37	20%	2.24	2.62	(15)%
Dominion South Pt (Valley – 30%)	3.39	3.02	12%	2.07	2.32	(11)%
Algonquin City Gate (Towantic)	8.19	7.32	12%	2.37	2.86	(17)%
Texas Eastern M-3 and Texas Eastern M-2 (Fairview)**	5.86	3.08	90%	2.15	2.35	(9)%
Chicago City Gate (Three Rivers)***	3.90	3.43	14%	2.47	2.86	(14)%
Waha (Basin Ranch) (under construction)	(2.12)	1.42	(249)%	(3.14)	1.02	(408)%

*	Source: The Day-Ahead prices at gas Midpoints as reported in Platt’s Gas Daily. It is clarified that the actual gas prices of the power plants of the CPV Group could be significantly different.

**	Commencing from the third quarter of 2025, Fairview has started acquiring natural gas that is priced based on the Texas Eastern M-3 transmission region. Accordingly, the comparison between the gas prices in the first half and second quarter of 2026 and the corresponding periods last year reflects prices from two different transmission regions – Texas Eastern M--3 compared with Texas Eastern M--2, respectively. For additional details – see Appendix A below.

***	Starting from May 12, 2026, the CPV Group ceased to hold rights in the Three Rivers power plant. For details – see Note 6C to the Interim Statements.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Report of the Board of Directors

3.	Main Developments in the Business and Regulatory Environment in the U.S. (Cont.)

A.	Electricity and natural gas prices (Cont.)

In the Period of the Report, the natural gas prices in the regions in which the CPV Group’s power plants operate were significantly higher than in the corresponding period last year, mainly due to the large increase the demand for natural gas in the first quarter of 2026 against the background of cold weather conditions in the U.S. Regarding the Fairview power plant, the unusual increase in the natural gas prices in the first quarter of 2026 also stemmed from transition to the Texas Eastern M-3 transmission region, which is more significantly impacted by high demand for natural gas under cold weather conditions than the Texas Eastern M-2 transmission region.

In the second quarter of 2026, the relatively moderate weather conditions and the historically high inventory levels of natural gas contributed to a decline in the natural gas prices and a moderation of the price fluctuations in some of the regions compared with the corresponding period last year.

Regarding the natural gas distribution region in Waha Texas, which is expected to serve as a source for supply to the Basin Ranch power plant, which is presently under construction, the region is affected by different market dynamics and different weather conditions, and similar price increases have not been recorded therein. Production of natural gas in this region constitutes a by-product of oil production, and the high demand for oil led to high levels of gas production, along with limitations on the transmission capacity outside of the Waha basin which, in turn, caused a surplus local supply of gas and downward pressure on prices.

Electricity prices

The following table summarizes the average electricity prices in each of the regions in which the power plants in the area of energy transition activities of the CPV Group are active (the prices are denominated in dollars per megawatt hour)*:

	For the			For the
	six months ended			three months ended
Region	June 30			June 30
(Power Plant)	2026	2025	Change	2026	2025	Change
PJM West (Shore, Maryland)	74.29	48.09	55%	51.42	42.35	21%
New York Zone G (Valley)	81.40	64.75	26%	43.65	40.93	7%
Mass Hub (Towantic)	82.27	71.56	15%	47.57	40.01	19%
PJM AEP Dayton (Fairview)	56.95	44.22	29%	43.39	40.58	7%
PJM ComEd (Three Rivers)**	40.21	33.16	21%	29.42	31.10	(5)%
ERCOT West Hub (Basin Ranch) (under construction)	31.83	31.42	1%	24.32	31.60	(23)%

*	Based on Day-Ahead prices as published by the relevant ISO.

**	Starting from May 12, 2026, the CPV Group ceased to hold rights in the Three Rivers power plant. For details – see Note 6C to the Interim Statements.

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OPC Energy Ltd.

Report of the Board of Directors

3.	Main Developments in the Business and Regulatory Environment in the U.S. (Cont.)

A.	Electricity and natural gas prices (Cont.)

It is noted that the actual electricity prices of the power plants of the CPV Group could be higher or lower than the regional price shown in the above table due to the existence of a Power Basis (the difference between the power plant’s specific electricity price and the regional price). The Power Basis is a function of transmission constraints, local cost of electricity generation, local demand for electricity, loss of electricity in the transmission lines and additional factors. For details regarding the Power Basis data – see Section 3A to the Report of the Board of Directors for 2025.

In the Period of the Report, there was a significant increase in the electricity prices compared with the corresponding period last year, which in the estimation of the CPV Group derives mainly from an increase in the natural-gas prices in the first quarter of 2026 in the areas in which the power plants of the CPV Group are located, as detailed above.

In the second quarter of 2026, the conditions in the electricity market were characterized by relatively low volatility. Despite the decline in the natural gas prices compared with the corresponding quarter last year, as detailed above, the electricity prices remained moderately favorable, in the estimation of the CPV Group among other things due to the continued increase in the demand for electricity and the tighter supply in the electricity grid due to seasonal maintenance work performed by generators in preparation for the summer season.

Regarding the ERCOT West Hub in Texas, the electricity prices during the second quarter of 2026 were lower than in the corresponding period in 2025, primarily reflecting milder weather conditions.

Spark Spreads in the operating markets of the CPV Group

Spark Spread represents the difference between the price of the electricity in the relevant area (zone) and the price of the natural gas used for generation of the electricity in the relevant area (zone) (it is clarified that RGGI is not included in calculation of the Spark Spread but rather in the Energy Margin as detailed in Section 4D(3) below).

The Spark Spread is calculated based on the following formula:

Spark Spread ($/MWh) = price of the electricity ($/MWh) – [the gas price ($/MMBtu) x thermal conversion ratio (heat rate) (MMBtu/MWh)]

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Report of the Board of Directors

3.	Main Developments in the Business and Regulatory Environment in the U.S. (Cont.)

A.	Electricity and natural gas prices (Cont.)

Spark Spreads in the operating markets of the CPV Group (Cont.)

Set forth below are the average Spark Spread margins for each of the main markets in which the power plants of the CPV Group are operating (the prices are denominated in dollars per megawatt/hour)*:

	For the			For the
	six months ended			three months ended
	June 30			June 30
Power Plant[9]	2026	2025	Change	2026	2025	Change
Shore	33.86	17.52	93%	36.59	25.31	45%
Maryland	38.07	17.94	112%	35.96	24.27	48%
Valley	46.08	37.10	24%	28.98	24.20	20%
Towantic	29.04	23.98	21%	32.17	21.42	50%
Fairview**	18.86	24.20	(22)%	29.42	25.31	19%
Three Rivers***	14.86	10.87	37%	13.37	12.51	7%
Basin Ranch (under construction)	45.61	22.19	106%	44.73	24.97	79%

*	Based on electricity prices as shown in the above table, with assuming a thermal conversion ratio (heat rate) of 6.9 MMBtu/MWh for Maryland, Shore and Valley, and a thermal conversion ratio of 6.5 MMBtu/MWh for Three Rivers, Fairview, Towantic and Basin Ranch. It is clarified that the actual energy margins of the power plants of the CPV Group could be significantly different due to, among other things, the existence of Power Basis and a different breakdown in the scope of the electricity sold in the peak and off-peak hours in CPV’s power plants and that shown above (which was calculated in the above table based on the assumption of generation in all the hours of the 24-hour period).

**	Commencing from the third quarter of 2025, Fairview has started acquiring natural gas that is priced based on the Texas Eastern M-3 transmission region. Accordingly, the above table presents the electricity margin in the Period of the Report, which is calculated on the basis of the gas price in the Texas Eastern M-3 transmission region, compared with the electricity margin in the corresponding period last year, which is calculated on the basis of the gas price in the Texas Eastern M-2 transmission region.

***	Starting from May 12, 2026, the CPV Group ceased to hold rights in the Three Rivers power plant. For details – see Note 6C to the Interim Statements.

In the Period of the Report, there was a significant increase in the Spark Spreads in most of the active power plants of the CPV Group, compared with the corresponding period last year, stemming from a combination of unusual weather conditions – temperatures lower than the average in the first quarter of 2026, as stated above, plus a continuing increase in the demand for electricity in the areas in which the power plants of the CPV Group are located.

[9]	For additional details regarding the energy margin of the CPV Group – see Section 4D(3) below.

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OPC Energy Ltd.

Report of the Board of Directors

3.	Main Developments in the Business and Regulatory Environment in the U.S. (Cont.)

A.	Electricity and natural gas prices (Cont.)

Spark Spreads in the operating markets of the CPV Group (Cont.)

Regarding the Fairview power plant, the decline in the electricity margin derives mainly from to the transition to the Texas Eastern M-3 natural gas transmission region with a significant impact on the electricity margins in the first quarter, against the background of the cold weather conditions. In the second quarter the impact moderated, since the difference between the natural gas prices between the Texas Eastern M-3 and the Texas Eastern M-2 regions narrowed considerably outside of the winter season.

It is noted that hedging programs in the CPV Group’s natural gas-fired power plants are intended to reduce the fluctuations of the CPV Group’s electricity margin resulting from changes in the natural gas and electricity prices in the energy market. For details regarding hedging agreements related to the electricity margin at CPV Group’s active power plants – see Section 4D(3) below. Regarding the Gas Netback agreements and fixed-price electricity sales, which hedge a significant portion of the Basin Ranch power plant’s net energy margin – see Section 6B(1), below).

For details regarding the Company’s forecasted electricity and natural gas forward market prices (received from EOX) up to the end of 2026 and for 2027 and 2028 – see Appendix A below.

B.	Carbon Emissions Tax – Regional Greenhouse Gas Initiative (RGGI)

The RGGI regulation applies to the Maryland, Shore, Valley and Towantic power plants (which belong to the Energy Transition segment of the CPV Group). For additional details regarding the RGGI regulation – see Section 8.1.4B of Part A of the Periodic Report for 2025.

Set forth below are details regarding the prices of the carbon-emission allowances (carbon emission tax) from the RGGI auctions. In general, the auctions take place four times a year, in March, June, September and December.

	Average for the			Average for the
	six months ended			three months ended
	June 30			June 30
	2026	2025	Change	2026	2025	Change
Price of carbon emission tax in the RGGI auctions ($ per short ton / 2,000 pounds)*	25.86	19.91	30%	24.99	19.76	26%
Cost of the carbon emission tax (in terms of gas cost) ($ per MMBtu)**	1.54	1.19	30%	1.49	1.18	26%

*	The prices of the carbon emissions tax are presented under the assumption that the price of the auction that is held prior to a certain quarter represents the price of the carbon emissions tax for the subsequent quarter. For example, the auction held in December 2025 represents the price for the first quarter of 2026. It is noted that the actual price of the carbon emissions tax could be different than the auction prices as a result of transactions made in the secondary market.

**	The cost of the carbon emissions tax (in terms of gas cost) is calculated under the assumption of emissions of carbon dioxide with a reference (ratio) of 119 MMBtu/lbs. It is noted that the actual carbon dioxide emissions ratio varies between the different power plants, and in the estimation of the CPV Group a ratio of 119 MMBtu/lbs. is a representative ratio for natural gas-fired power plants.

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OPC Energy Ltd.

Report of the Board of Directors

3.	Main Developments in the Business and Regulatory Environment in the U.S. (Cont.)

B.	Carbon Emissions Tax – Regional Greenhouse Gas Initiative (RGGI) (Cont.)

It is noted that from time to time, usually for short periods, the RGGI market could experience price volatility stemming mainly from regulatory factors and supply and demand with respect to emissions’ permits.

C.	Capacity revenues

Capacity is an additional significant income component of the CPV Group’s active power plants that operate in the PJM, NYISO and ISO-NE markets, where normally an increase in the capacity prices has a favorable impact on CPV’s results, and vice-versa. The extent of the impact on the overall results changes as a function of the energy margins, which is the most significant component of the gross profit (margin for generation of the electricity and the sale thereof).

PJM market

In the PJM market, the capacity payments vary between the market’s sub-regions, as a function of local supply and demand and transmission capabilities. In general, the capacity auctions are made once a year for an annual supply period (June – May) in a format of three years in advance. Due to regulatory delays, the current schedule includes an auction once every six months, with the goal of returning to annual auctions in 2027 – subject to regulatory changes. Set forth below are the capacity tariffs in the sub-regions that are relevant to the CPV Group’s power plants and in the general market (the prices are denominated in dollars per megawatt per day).

Sub-region	CPV Power Plants	(3)2028/2029	(2)2027/2028	(1)2026/2027	2025/2026	2024/2025
PJM RTO	Three Rivers, Backbone	325.00	333.44	329.17	269.92	28.92
PJM MAAC	Fairview, Maryland, Maple Hill, Rogues Wind	325.00	333.44	329.17	269.92	49.49
PJM EMAAC	Shore	325.00	333.44	329.17	269.92	54.95

Source: PJM

(1)	Reflects estimated additional revenues for the CPV Group in the 2026/2027 auction compared with the 2025/2026 auction of about $18 million[10].

(2)	Reflects estimated additional revenues for the CPV Group in the 2027/2028 auction compared with the 2026/2027 auction of about $2 million[10].

(3)	Reflects estimated additional revenues for the CPV Group in the 2028/2029 auction compared with the 2027/2028 auction of about $4 million[10].

In April 2026, FERC approved PJM’s request to extend the maximum and minimum limits (collar) of $325 per megawatt/day and $175 per megawatt/day (adjusted for the UCAP to ICAP ratio), respectively, for two additional capacity auctions for the 2028/2029 period (the results of which were published in July 2026, as detailed below) and for the 2029/2030 period.

In July 2026, PJM published the results of the capacity prices auctions for the period from June 2028 through May 202911 where the price was set at the maximum price of $325 per megawatt/day.

[10]	That stated in this section with respect to the estimates of the CPV Group constitutes “forward-looking” information as it is defined in the Securities Law, regarding which there is no certainty it will be realized. Ultimately, the revenues of the CPV Group from capacity could change (even significantly) as a result of, among other things, regulatory changes, operational factors, regulatory arrangements applicable to capacity regarding fines or bonuses, changes in the business environment and/or the occurrence of one or more of the risk factors the CPV Group is exposed to.

[11]	For additional details – see PJM’s publication dated July 14, 2026: https://www.pjm.com/-/media/DotCom/markets-ops/rpm/rpm-auction-info/2028-2029/2028-2029-bra-results-report.pdf

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OPC Energy Ltd.

Report of the Board of Directors

3.	Main Developments in the Business and Regulatory Environment in the U.S. (Cont.)

C.	Capacity revenues (Cont.)

It is noted that the capacity prices determined in the auctions for the 2026/2027, 2027/2028 and 2028/2029 capacity periods, as detailed above, were determined in accordance with the ceiling (maximum) prices provided by PJM and approved by FERC for these three capacity auctions (with the necessary adjustments). In addition, the available capacity coefficients of the power plants were updated (UCAP compared to ICAP) which led to a decline in the available capacity placed for sale by natural-gas power plants of this type of the CPV Group from about 96% to about 79% (in the 2025/2026 auction) and from about 79% to about 74% (in the 2026/2027 and 2027/2028 auctions) and an increase to about 78% (in the 2028/2029 auction).

It is further noted that pursuant to PJM’s publications, the theoretical prices derived from the results of the auctions, if it had not been for the said ceiling, would have been about $389 per megawatt/day for the 2026/2027 auction, about $530 per megawatt/day for the 2027/2028 auction and about $555 per megawatt/day for the 2028/2029 auction.

Subject to changes in the timetables, if any, as at the approval date of the report, the next PJM capacity auction for the 2029/2030 capacity year is planned for December 2026.

The significant increase in the capacity tariffs in the latest auctions, as shown in the table above, relates to, among other things, a continuing increase in electricity demand, anticipated growth in future demand, higher reserve requirements, and a decline in the aggregate supply due to a change in the methods used to calculate capacities and demand capability of PJM’s generation sources.

Reliability Backstop Procurement (RBP) – Reliability Backstop Procurement (RBP) is an emergency mechanism for procurement of additional available capacity, for the purpose of providing a response to an anticipated capacity deficiency stemming from, among other things, an increase in the demand for electricity.

On July 27, 2026, the Board of Directors of PJM published its decision regarding the proposed format for the RBP12, and on July 31, 2026 PJM submitted the format for approval by the FERC. If the format is approved, PJM is expected to hold centralized procurement process, where the window for submission of bids is expected to open on September 30, 2026, and the results of the process are anticipated to be published no later than December 2, 2026. The initial procurement target is equal to the capacity shortfall identified in the Base Residual Auction for the 2028/2029 supply year, in the scope of about 6,831 megawatts. The procurement target will be reduced in respect of bilateral arrangements with consumers and independent supply arrangements with reference to new generation sources, which are designated to serve new demand. Concurrent with the central procurement process, a track is expected to continue for assistance in bilateral arrangements between new generation sources and electricity consumers.

[12]	For additional details - see PJM's publication dated July 27, 2026: https://www.pjm.com/-/media/DotCom/about-pjm/who-we-are/public-disclosures/2026/20260727-board-decisional-letter-on-cifp-reliability-backstop-procurement-and-connect-and-manage.pdf

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OPC Energy Ltd.

Report of the Board of Directors

3.	Main Developments in the Business and Regulatory Environment in the U.S. (Cont.)

C.	Capacity revenues (Cont.)

Pursuant to the format, eligible resources is limited to new generation sources, including new generation and storage, uprates, qualifying transfer of connection rights from generation sources no longer in use and new demand response and distributed energy resources. Eligible resources must achieve commercial operation, including completion of required network upgrades, no later than June 1, 2032. Projects that satisfy the applicable threshold criteria are expected to be selected first based on commercial operation date, with preference given to earlier operation dates, and later on based on the lowest cost. Commitments will be for capacity only (UCAP) for a period of up to 15 years, in a payment format based on the winning bid, where the capacity price for the portfolio selected will be subject to a weighted average ceiling of about $555 per megawatt/day.

In addition, the proposed tariff revisions include a mechanism for assistance with respect to bilateral arrangements (Interim Resource Adequacy Service), which is intended to encourage new large electricity consumers to contract directly with new generation sources for purposes of covering their capacity requirements. In accordance with the proposed mechanism, new large consumers that do not provide appropriate available capacity could be subject to curtailment in periods of a shortage in the system, prior to implementation of emergency measures with reference to other consumers.

As at the approval date of the report, the said proposed tariff revisions have not yet been approved by FERC, and its final conditions, including the scope of the procurement, eligibility conditions and implementation instructions could change. Accordingly, in the estimation of the CPV Group, at this stage it is not possible to fully assess the impact of the RBP on the market, particularly its impact with respect to the future capacity tariffs.

The CPV Group intends to submit the Shay project to participate in the main procurement process in September 2026, subject to approval of the RBP mechanism by the FERC13. For details – see Section 6B(2) below. Further CPV is evaluating certain of its renewable generation and battery energy storage (BESS) projects for potential participation in the RBP. It is clarified that participation, as stated, if ultimately advanced, is expected to involve posting significant amounts of collaterals, which could be impacted by, among other things, the number of projects and the duration of the capacity commitment period.

In addition, in May 2026, PJM published a document14 whereby it examines possible future reforms in the capacity market. For additional details regarding the latest developments in the PJM capacity market – see Section 3C of the Report of the Board of Directors for 2025 and Section 8.1.2.1A of Part A of the Periodic Report for 2025.

[13]	It is emphasized that as at the date of the report, there is no certainty regarding compliance of the Shay project (or other projects of the CPV Group) with the final threshold conditions of the RBP mechanism that will be determined (if determined) and/or with respect to its win in a capacity arrangement as part of the process (even if it does comply with the threshold conditions).
[14]	For further details, see PJM’s publication dated May 6, 2026: https://www.pjm.com/-/media/DotCom/library/reports-notices/special-reports/2026/20260506-powering-reliability-through-market-design.pdf

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Report of the Board of Directors

3.	Main Developments in the Business and Regulatory Environment in the U.S. (Cont.)

C.	Capacity revenues (Cont.)

NYISO market

For details regarding capacity auctions in the NYISO market – see Section 3C of the Report of the Board of Directors for 2025.

Set forth below are the capacity prices determined in the seasonal auctions in the NYISO market (the prices are denominated in dollars per megawatt per day):

Sub-Area	CPV Power Plants	Summer 2026	Winter 2025/2026	Summer 2025	Winter 2024/2025
NYISO Rest of the Market	–	174.46	89.83	153.26	66.30
Lower Hudson Valley	Valley	174.46	89.83	153.26	66.30

Source: NYISO – Converted from dollars for kilowatt per month to dollars for megawatt per day.

It is noted that the Valley power plant is located in Area G (Lower Hudson Valley) and the actual capacity prices for the Valley power plants are impacted by the seasonal auctions, the monthly auctions and the SPOT prices, with variable capacity prices every month, as well as bilateral agreements with energy suppliers in the market.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Report of the Board of Directors

3.	Main Developments in the Business and Regulatory Environment in the U.S. (Cont.)

C.	Capacity revenues (Cont.)

ISO-NE market

For details regarding capacity auctions in the ISO-NE market and a planned reform in the structure of the capacity market – see Section 3C of the Report of the Board of Directors for 2025 and Section 8.1.2.1C of Part A of the Periodic Report for 2025.

Up to May 2025, the tariff applicable for the Towantic power plant was $313.97 MW/day (linked to the Handy-Whitman Price Index from 2019).

Set forth below are the capacity payments determined in the sub-regions that are relevant to the Towantic power plant (the prices are denominated in dollars per megawatt per day):

Sub-Region	CPV Power Plants	2027/2028	2026/2027	2025/2026
ISO-NE Rest of the Market	Towantic	117.70	85.15	85.15

Source: ISO-NE – the Company’s processing in order to convert from dollars for kilowatt per month to dollars for megawatt per day.

It is noted that as at the approval date of the report the actual capacity prices for the Towantic power plant are impacted by forward auctions, supplementary annual auctions, monthly auctions with capacity prices that change every month and bilateral agreements with energy suppliers in the market.

D.	Changes in the government’s policies and legislation of the One Big Beautiful Bill in the U.S. – for additional information regarding the impacts of the changes in the federal policies of the U.S. government, including with respect to reduction of the government’s support of renewable energies, changes in the federal tax benefits, imposition of tariffs and the uncertainty created thereby, as well as the impacts of legislation of the One Big Beautiful Bill on the activities of the CPV Group in the areas of natural gas and renewable energies – see Section 3D of the Report of the Board of Directors for 2025 and Section 8.1.3.1 of Part A of the Periodic Report for 2025. For additional details regarding the possible impact on development projects, including on the forecasted start dates of the construction and the feasibility of the projects – see also Section 6C(2) below.

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OPC Energy Ltd.

Report of the Board of Directors

4.	Analysis of the results of operations for the Six Months Ended June 30, 2026 (in millions of dollars)

A.	Consolidated statement of income

	For the Six Months Ended
Section	June 30
	*2026	2025
Revenues from sales and provision of services (1)	696	378
Cost of sales and provision of services (without depreciation and amortization) (2)	(510)	(289)
Depreciation and amortization	(54)	(34)
Gross profit	132	55
Share in earnings of associated companies	38	59
Administrative and general expenses	(45)	(41)
Business development expenses	(3)	(2)
Reclassification of the hedging reserve in respect of settled hedges to profit or loss following obtaining control over associates	(11)	–
Other expenses, net **	(27)	(4)
Operating income	84	67
Financing expenses, net	(42)	(33)
Income before taxes on income	42	34
Income tax expenses	(13)	(7)
Net income for the period (3)	29	27
Attributable to:
The Company’s shareholders	24	20
Holders of non-controlling interests	5	7

*	Starting from January, February and May 2026, the Company has commenced consolidating the Shore, Basin Ranch (under construction) and Maryland power plants, respectively, in its financial statements. For additional details – see Note 6 to the Interim Statements.

**	Including the reclassification to profit or loss of the reserve in respect of unrealized hedging transactions following the obtaining of control over associates.

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OPC Energy Ltd.

Report of the Board of Directors

4.	Analysis of the results of operations for the Six Months Ended June 30, 2026 (in millions of dollars) (Cont.)

A.	Consolidated statement of income (Cont.)

(1) Changes in the consolidated revenues:

Revenues	For the Six		Board’s Explanations
	Months Ended
	June 30
	2026	2025
Revenues in Israel
Revenues from sale of energy to private customers	201	155	An increase, in the amount of about $46 million, compared with the corresponding period last year, stems mainly from an increase of about $24 million relating to an increase in customer consumption, and an increase of about $29 million due to the impact of translation into the dollar presentation currency.
Revenues from sale of energy to the System Operator and to other suppliers	25	29	Most of the decline stems from an increase customer consumption.
Revenues in respect of capacity payments	21	19
Revenues from sale of energy at cogeneration tariff	13	14
Revenues from sale of steam	10	9
Total revenues from sale of energy and others in Israel (without infrastructure services)	270	226
Revenues from private customers in respect of infrastructure services	114	73	An increase, in the amount of about $41 million, compared with the corresponding period last year, stems mainly from an increase, in the amount of about $29 million, due to an increase in customer consumption, an average increase in the tariffs, and an increase, in the amount of about $12 million, due the impact of translation into the dollar presentation currency.
Total revenues in Israel	384	299

Revenues in the U.S. (in Energy Transition except for revenues from provision of services and others)
Revenues from generation and sale of electricity	160	–	The increase stems from the first-time consolidation of the Shore and Maryland power plants starting from January and May 2026, respectively.
Revenues in respect of capacity payments	39	–	The increase stems from the first-time consolidation of the Shore and Maryland power plants starting from January and May 2026, respectively.
Realization of derivatives for hedging electricity prices	(21)	–	Stems from the first-time consolidation of the Shore and Maryland power plants starting from January and May 2026, respectively.
Revenues from sale of electricity (Retail) activities	109	54	The increase stems mainly from an increase in the scope of the retail sales.
Revenues from provision of services and others	25	25
Total revenues in the U.S.	312	79
Total revenues	696	378

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OPC Energy Ltd.

Report of the Board of Directors

4.	Analysis of the results of operations for the Six Months Ended June 30, 2026 (in millions of dollars) (Cont.)

A.	Consolidated statement of income (Cont.)

(2)	Changes in the consolidated cost of sales and provision of services:

Cost of Sales and Provision of Services	For the Six Months Ended		Board’s Explanations
	June 30
	2026	2025
Cost of sales in Israel
Natural gas and diesel oil	98	93	An increase of about $17 million stemming from the impact of translation to the dollar presentation currency. On the other hand, there was a decline in the price of natural gas, in the amount about $12 million, mainly as a result of the weakness of the dollar against the shekel.
Expenses in respect of acquisition of energy	38	24	Most of the increase stems from an increase in customer consumption compared with the same period last year.
Cost of transmission of gas	9	8
Salaries and related expenses	8	5
Operating expenses	17	16
Total cost of sales in Israel without infrastructure services	170	146
Expenses in respect of infrastructure services	114	73	For details – see the explanation of the change in the revenues in respect of infrastructure services.
Total cost of sales in Israel	284	219
Cost of sales and services in the U.S. (in Energy Transition except for revenues from provision of services and others)
Cost of natural gas including RGGI	106	–	The increase stems from the first-time consolidation of the Shore and Maryland power plants starting from January and May 2026, respectively.
Operating expenses	17	–	The increase stems from the first-time consolidation of the Shore and Maryland power plants starting from January and May 2026, respectively.
Realization of derivatives for hedging gas prices	(26)	–	Stems from the first-time consolidation of the Shore and Maryland power plants starting from January and May 2026, respectively.
Cost of sales in respect of sale of electricity (Retail)	107	50	The increase stems mainly from an increase in the scope of the retail sales.
Cost of sales in respect of provision of services and others	22	20
Total cost of sales and provision of services in the U.S.	226	70
Total cost of sales and provision of services	510	289

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OPC Energy Ltd.

Report of the Board of Directors

4.	Analysis of the results of operations for the Six Months Ended June 30, 2026, 2026 (in millions of dollars) (Cont.)

A.	Consolidated statement of income (Cont.)

(3)	Consolidated net income and consolidated adjusted net income

1.	Definitions

Adjusted net income or loss – net income or loss in accordance with IFRS plus or minus other expenses and income, events of a non-recurring nature, such as, impairment losses and reversals and transactions that are not in the ordinary course of business.

It is emphasized that the said adjusted net income or loss item in this report is not an item that is recognized under IFRS or other generally accepted accounting standards as an index for measuring financial performances and is not intended to be considered as a substitute for income or loss or other terms provided pursuant to IFRS. It is possible that the Company’s definitions of adjusted income or loss are different than those used by other companies. Nonetheless, the Company believes that the adjusted income or loss provides useful information to management and investors by excluding certain items that management believes do not constitute an indication of the Company’s regular and ongoing business activities.

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OPC Energy Ltd.

Report of the Board of Directors

4.	Analysis of the results of operations for the Six Months Ended June 30, 2026 (in millions of dollars) (Cont.)

A.	Consolidated statement of income (Cont.)

(3)	Consolidated net income and consolidated adjusted net income (Cont.)

2.	Analysis of the change (in millions of dollars)

(1)	For an analysis of the change in the EBITDA after proportionate consolidation in the various segments in the Period of the Report compared with the corresponding period last year, see Sections B – E below.

(2)	Most of increase in the revenues, in the amount of about $14 million, in in respect of an increase in interest from bank deposits.

(3)	Mainly due to higher taxable income.

(4)	Stems mainly from losses, in the amounts of about $9 million and about $17 million (after taxes), resulting from reclassification of balances of capital reserves from other comprehensive income (mostly in respect of transactions hedging the electricity margin that were unrealized as at the date of the report) to the statement of profit and loss due to the initial consolidation of the Shore and Maryland power plants and a loss in respect of impairment of value of a development project in the area of renewable energies in the U.S, in the amount of about $16 million (after taxes), in an associated company. On the other hand, a capital gain was recognized in the amount of about $7 million (after taxes) on the sale of the holdings of the CPV Group in the Three Rivers power plant.

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OPC Energy Ltd.

Report of the Board of Directors

4.	Analysis of the results of operations for the Six Months Ended June 30, 2026, 2026 (in millions of dollars) (Cont.)

B.	EBITDA, FCF, FFO and net cash flows after debt service

1.	Definitions

Starting from this report, the indices set forth below are being presented under revised names, in such a manner that is intended to sharpen the distinction between them. Accordingly, the FCF index was named FFO in prior reports and the FFO index was named adjusted FFO in prior reports. Except for the said revision of the nomenclature, there has been no change in the definition of the indices or the manner of their calculation, and the data for the comparative periods is presented based on the revised names.

–	EBITDA indices

“EBITDA in the consolidated financial statements”15: net income (loss) for the period before depreciation and amortization, financing expenses or income, net, taxes on income and other income (expenses), net.

“EBITDA after proportionate consolidation”: – “EBITDA in the consolidated financial statements” less the share of the income (loss) of associated companies and plus a proportionate consolidation of the EBITDA of the associated companies based on the rate of the holdings of the CPV Group therein.

–	“FCF” (Free Cash Flows) – with respect to active projects – cash flows from current operating activities for the period (including changes in working capital) and less investments in property, plant and equipment and periodic maintenance costs that are not included in the operating activities and less net interest payments. With respect to the rest of the Group’s activities – cash flows from current operating activities for the period (including changes in working capital) and less net interest payments (to the extent they do not relate to projects under construction). It is clarified that investments in property, plant and equipment (under construction and/or in development) including the net interest payments in respect thereof, are not included in FCF.

–	“FFO” – the “FCF” less the impacts of changes in working capital and receipts or payments of a non-recurring nature or that are not in the ordinary course of business.

–	“Net cash flows after service of debt” – the “FCF” less/plus payment of principal in respect of financial debt or taking out of project debt and non-project debt (loans and/or debentures), and after adjustments for a change in other credit from banks and a change in cash, including cash restricted for debt service and deposits.

The said non-IFRS measures are not recognized as indices for measurement of financial performances and are not intended to be considered a replacement for gross profit or loss and operating income, cash flows from operating activities or other terms relating to operating performances or liquidity indices in accordance with IFRS.

It is noted that the EBITDA indices are not intended to present an approximate of the free cash flows from the Group’s operating activities or to present cash available for distribution of dividends or other uses (particularly in light of provisions of the project financing agreements for some of the Group’s power plants), since such cash may be used for debt service, capital investments, working capital and other liabilities. Moreover, the EBITDA indices are characterized by restrictions that limit the use thereof as indices for analyzing the Company’s profitability, since they do not take into account certain income and expenses deriving from the Company’s business that could have a material impact on its net income or loss, such as depreciation expenses, financing expenses or income and taxes on income.

[15]	It is clarified that income in respect of lost profits is included in EBITDA in the consolidated statements.

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OPC Energy Ltd.

Report of the Board of Directors

4.	Analysis of the results of operations for the Six Months Ended June 30, 2026, 2026 (in millions of dollars) (Cont.)

B.	EBITDA, FCF, FFO and net cash flows after debt service (Cont.)

1.	Definitions (Cont.)

The Company believes that the data items “EBITDA after proportionate consolidation”, the FCF and the “FFO”16 provide useful and transparent information to investors when reviewing the Company’s operating performances and current cash flows and when comparing such performances to performances of other companies in the same sector or in other industries (having different capital structures, different levels of debt and/or different income tax rates) as well as when comparing performances between periods. It is noted that the “EBITDA after proportionate consolidation” data item also serves the Company’s management when analyzing the Company’s performances.

The data item “net cash flows after debt service” provides additional information regarding the Group’s net cash flows that are available for its use for purposes of growth and making of new investments, along with distribution of dividends to the shareholders (subject to compliance with the provisions of law, the trust certificates and non-project financing agreements and in accordance with the Company’s dividend distribution policy17).

[16]	It is noted that other companies might define EBITDA, FCF and FFO indices differently.
[17]	Pursuant to the Company’s dividend distribution policy, which was adopted by a decision of the Company’s Board of Directors in July 2017, it was determined that the Company will distribute, subject to the provisions of law and the discretion of the Board of Directors, an annual dividend at the rate of at least 50% of the net after-tax income. In 2024, the Company’s Board of Directors decided to suspend implementation of the dividend distribution policy for a period of two years, in light of the Company’s growth strategy and the targets for expansion of its activities, while taking into account its business needs and preservation of its financial strength. In the decision of the Company’s Board of Directors in March 2026, the suspension of the dividend distribution policy was extended for an additional at least two years, that is, at least up to March 2028, where at the end of this period the Board of Directors will consider restarting of the said policy and the conformance thereof to the circumstances as they will be.

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OPC Energy Ltd.

Report of the Board of Directors

4.	Analysis of the results of operations for the Six Months Ended June 30, 2026, 2026 (in millions of dollars) (Cont.)

B.	EBITDA, FCF, FFO and net cash flows after debt service (Cont.)

2.	Calculation of EBITDA

EBITDA calculations in the consolidated statement, including EBITDA after proportionate consolidation (in millions of dollars):

	For the
	Six Months Ended
	June 30
	*2026	2025
Revenues from sales and provision of services	696	378
Cost of sales (without depreciation and amortization)	(510)	(289)
Share in income of associated companies	38	59
Administrative and general expenses (without depreciation and amortization)	(42)	(39)
Business development expenses	(3)	(2)
Reclassification of the hedging reserve in respect of settled hedges to profit or loss following obtaining control over associates (**)	(11)	–
Consolidated EBITDA	168	107
Elimination of the share in income of associated companies	(38)	(59)
Plus – Group’s share of the proportionate EBITDA of associated companies in the Energy Transition segment	103	139
Plus – Group’s share of the proportionate EBITDA of activities in the Renewable Energies segment in the U.S.	22	16
EBITDA after proportionate consolidation	255	203

*	Starting from January, February and May 2026, the Company has commenced consolidating the Shore, Basin Ranch (under construction) and Maryland power plants, respectively, in its financial statements. For additional details – see Note 6 to the Interim Statements.

**	Adjustment in respect of gain on revaluation of hedging transactions realized as at the completion date of acquisition of all the rights (100%) in the Shore and Maryland power plants. For additional details – see Notes 6B and 6C to the Interim Statements.

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OPC Energy Ltd.

Report of the Board of Directors

4.       Analysis of the results of operations for the Six Months Ended June 30, 2026 (in millions of dollars) (Cont.)

B.	EBITDA, FCF, FFO and net cash flows after debt service (Cont.)

Breakdown of EBITDA after proportionate consolidation, FCF and cash flows after debt service by segment (in millions of dollars)

Set forth below is a breakdown of the EBITDA after proportionate consolidation data broken down by subsidiaries (on a consolidated basis) and the associated companies (on a proportionate basis, based on the rate of the holdings of the CPV Group therein) as well as FFO and cash flows after service of debt data (in millions of dollars):

		For the six months ended			For the six months ended
	Basis of	June 30, 2026			June 30, 2025
	presentation
	in the	EBITDA			EBITDA
	Company’s	after		Net cash	after		Net cash
	financial	proportionate		flows after	proportionate		flows after
Main projects in operation	statements	consolidation	FCF(6)	debt service	consolidation	FCF(6)	debt service

Total operating projects in Israel and accompanying business activities (1)	Consolidated	92	48	41	76	69	62
Business development costs, headquarters in Israel and other costs	Consolidated	(2)	(21)	33	(2)	(18)	(21)
Total Israel (2)		90	27	74	74	51	41
Total operating projects (3)	Associated + consolidated	173	77	91	139	71	(36)
Other expenses (4)	Consolidated	(4)	(13)	(8)	(2)	(4)	(4)
Total energy transition in the U.S.		169	64	83	137	67	(40)
Total operating projects	Associated	25	14	6	19	14	4
Business development and other costs	Associated	(3)	(3)	4	(3)	(4)	(4)
Total renewable energy in the U.S.		22	11	10	16	10	–
Total activities as part of the “others” segment (4) (5)	Consolidated	(3)	1	1	(1)	(1)	(1)
Headquarters in the United States (5) (6)	Consolidated	(18)	(68)	(68)	(20)	(9)	(9)
Total United States		170	8	26	132	67	(50)
Company headquarters (not allocated to the segments) (5)	Consolidated	(5)	(5)	(112)	(3)	(10)	27
Total consolidated		255	30	(12)	203	108	18

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OPC Energy Ltd.

Report of the Board of Directors

(1)	The accompanying business activities in Israel include mainly virtual supply activities through OPC Israel, and sale/purchase of natural gas, including with third parties through OPC Natural Gas.

(2)	Not including intercompany activities between the headquarters and the subsidiaries in Israel.

(3)	For details regarding active projects in the Energy Transition segment in the U.S. – see Section 4D below.

(4)	For details regarding a change in the activity segments in the U.S. (including update of the comparative data accordingly) commencing from the second quarter of 2026 – see Section A1.

(5)	Elimination of management fees between the CPV Group and the Company, in the amount of about $6 million and about $5 million for the periods ended June 30, 2026 and 2025, respectively.

(6)	Set forth below are additional details regarding the FFO (in millions of dollars):

	For the six months ended June 30, 2026				For the six months ended June 30, 2025
		Working				Working
		capital	Other			capital	Other
	FCF	changes	changes*	FFO	FCF	changes	changes	FFO
Israel	27	30	–	57	51	(3)	–	48
U.S.	8	28	70	106	67	17	–	84
Company headquarters	(5)	7	–	2	(10)	3	–	(7)
Total consolidated	30	65	70	165	108	17	–	125

*	In respect of a payment in the amount of about $70 million, as part of exercise of participation units by employees of the CPV Group upon conclusion of the long-term remuneration plan from 2021. For details regarding approval of a new long-term remuneration plan – see Note 7F to the Interim Statements.

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OPC Energy Ltd.

Report of the Board of Directors

4.	Analysis of the results of operations for the Six Months Ended June 30, 2026 (in millions of dollars) (Cont.)

C.	Analysis of the change in EBITDA and the generation data – Israel segment

(1)	Set forth below is an analysis of the change in EBITDA in the Israel segment in the Period of the Report compared with the corresponding period last year (in millions of dollars):

Energy margin – the increase stems mainly from a decline in the natural-gas price against the background of the strengthening of the shekel against the dollar and from optimization electricity sales, offset by a decline in the generation component.

Availability (operational) – (A) Zomet power plant – for details regarding a technical defect found in the power plant, its partial availability and the gradual replacement of the generation units – see Section 4C(1) of the Report of the Board of Directors for 2025. That stated had a negative impact on the power plant’s availability in the Period of the Report and, accordingly on its financial results. As at the approval date of the report, the process of repair of the defect, including completion of replacement of the generation units, had started and in the Company’s estimation, is expected to be mostly completed by the end of 2026. Therefore, in the Company’s estimation the said partial availability, is expected to be about 65%–70% of the power plant’s capacity (about the same as the capacity in 2025), and is expected to unfavorably impact the EBITDA in Israel in 202618.

[18]	That stated in this Section regarding repair of the defect and the duration of the period of its repair, including the expected scope of the partial availability, constitutes “forward-looking” information as it is defined in the Securities Law, which is based on the Company’s estimates as at the approval date of the report and regarding which there is no certainty it will materialize. Ultimately, there could be difficulties or delays in completion of the repair, its success and/or execution of the necessary repairs and replacement of the units and there could also be additional breakdowns or shutdowns due to, among other things, technical and operational factors and other factors relating to the contractor, transport of the equipment, performance of the work (including due to the security/defense situation in Israel). Continuation or a failure of the repair has a negative impact on the power plant’s results, and could trigger expenses. For additional details – see Section 7.11.1 of Part A of the Periodic Report for 2025. It is noted that Zomet is taking action with the power plant’s construction contractor in order to extend the warranty period in connection with the defect and its repair, where as at the approval date of the report the said extension has been yet been completed.

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OPC Energy Ltd.

Report of the Board of Directors

4.	Analysis of the results of operations for the Six Months Ended June 30, 2026 (in millions of dollars) (Cont.)

C.	Analysis of the change in EBITDA and the generation data – Israel segment (Cont.)

(2)	Set forth below is detail regarding the generation at the power plants in the Israel segment:

		For the Six Months Ended June 30, 2026				For the Six Months Ended June 30, 2025
					Actual				Actual
		Potential	Net	Actual	calculated	Potential	Net	Actual	calculated
		electricity	electricity	generation	availability	electricity	electricity	generation	availability
	Capacity	generation	generation	percentage	percentage	generation	generation	percentage	percentage
	(MW)	(GWh)	(GWh)	(%)	(%)	(GWh)	(GWh)	(%)	(%)
Rotem	466	1,910	1,851	96.9%	99.4%	1,856	1,821	98.1%	99.4%
Hadera (A) (B)	144	502	448	89.3%	90.2%	508	468	92.1%	92.9%
Gat (C)	75	309	200	64.9%	97.5%	307	265	86.2%	100.0%
Zomet (D)	396	1,542	99	6.4%	61.4%	1,573	129	8.2%	68.2%

Definitions:

–	The generation potential is the net generation capability adjusted for temperature and humidity.

–	The actual net generation in the period.

–	The actual generation percentage is the net electricity generated divided by the generation potential.

Operating events in the Period of the Report and thereafter19:

A.	During the first quarter of 2026, a defect was found at the Hadera power plant, the repair of which was completed in May 2026, and since then the power plant is operating routinely. The defect did not have a significant impact on the Company’s operating results.

B.	Further to that stated in Section 7.11.1 of the Periodic Report for 2025, the planned maintenance of the Hadera power plant that was planned for 2026 is expected to be performed in 2027.

C.	As part of management of the electricity sector in Israel at the time of the “Lion’s Roar” military operation, the Gat power plant was operated partially, in accordance with the instructions of the System Operator. That stated did not have a significant impact on the Company’s results.

D.	The generation potential presented in the above table does not include the temporary generation limitation that continued in the Period of the Report – as detailed in Section 4C(1) above.

[19]	That stated regarding existing or expected maintenance. Completion thereof (including repair of the defect at Hadera, its impact and/or the insurance coverage) and/or the period of time required for the completion thereof constitutes “forward-looking” information as it is defined in the Securities Law, regarding which there is no certainty it will materialize. Ultimately, maintenance, as stated (and unplanned maintenance that could be caused), could continue beyond the expected date, this being as a result of, among other things, operating factors, technical breakdowns, constraints relating to maintenance and equipment contractors and the timetables for receipt (arrival) of the relevant equipment (including the impact of the security/defense situation in Israel). Delays and/or failures in completion of the maintenance have a negative impact on the relevant power plant’s operating results.

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OPC Energy Ltd.

Report of the Board of Directors

4.	Analysis of the results of operations for the Six Months Ended June 30, 2026 (in millions of dollars) (Cont.)

D.	Analysis of the change in EBITDA, the generation data, energy hedges and capacity – Energy Transition segment in the U.S.

(1)	Set forth below is an analysis of the change in the EBITDA after proportionate consolidation in the Energy Transition segment in the Period of the Report compared with the corresponding period last year (in millions of dollars):

Energy and hedging margins – as detailed in Section 3A above, in the Period of the Report there was an increase in the electricity margins compared with the corresponding period last year and, accordingly, there was an increase in the energy margins of the CPV Group (without the impact of the increase in the holdings in the Shore and Maryland power plants), which was partly offset by energy hedges.

Revenues from capacity – most of the increase stems from an increase in the capacity tariff in the PJM market starting from June 2025. This increase was partly offset by a decrease in the capacity tariff of the Towantic power plant starting from June 2025 – this being as a result of conclusion of the fixed-rate (of seven years) wherein the capacity tariff was fixed in advance from Towantic’s operation date. For details – see Section 3C above.

Availability (operational) – most of the increase stems from planned maintenance work at the Maryland power plant in March through May 2026 and an operating breakdown in one of the generation units at the Fairview power plant, as detailed in Section 4D(4) below, net of revenues from insurance proceeds in respect of lost profits from the said breakdown recognized in the second quarter of 2026, the share of the CPV Group in which is about $12 million.

Increase in the rate of holdings in the Shore and Maryland power plants – reflects the impact of the increase in the holdings in the Shore power plant at the rate of 20% in the second quarter of 2025, and an additional rate of about 11% starting from January 2026, as well as an increase in the holdings in the Maryland power plant at the rate of 25%, starting from May 2026. These impacts were partly offset as a result of sale of the holdings, at the rate of 10%, in the Three Rivers power plant, commencing from May 2026. For additional details – see Note 6B to the Interim Statements.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Report of the Board of Directors

4.       Analysis of the results of operations for the Six Months Ended June 30, 2026 (in millions of dollars) (Cont.)

D.	Analysis of the change in EBITDA, the generation data, energy hedges and capacity – Energy Transition segment in the U.S. (Cont.)

(2)	Analysis of the Group’s share in the proportionate EBITDA, FFO and net cash flows after service of project debt of associated companies by project in the Energy Transition segment (in millions of dollars):

	Associates						Consolidated		Total
Six months ended June 30, 2026	Fairview (1)	Towantic	Maryland (*)	Valley	Three Rivers (*)	Total associates	Shore (2)	Maryland (*)
Rate of holdings of the CPV Group in the project:	25%	26%	75%	50%	10%		100%	100%
Revenues from sales of energy	24	60	106	109	12	311	114	44	469
Cost of natural gas	14	42	72	37	7	172	76	8	256
Carbon emissions tax (RGGI)	–	7	6	14	–	27	16	5	48
Cost of sales – other expenses (excluding depreciation and amortization)	–	1	1	1	–	3	2	1	6
Insurance receipts in respect of lost profits	12	–	–	–	–	12	–	–	12
Gain (loss) on realization of transactions hedging the electricity margins	2	(1)	(20)	(17)	1	(35)	2	(10)	(43)
Net energy margin	24	9	7	40	6	86	22	20	128
Revenues from capacity payments	6	3	14	10	3	36	29	10	75
Other income	–	8	2	–	–	10	4	1	15
Gross profit	30	20	23	50	9	132	55	31	218
Fixed costs (excluding depreciation and amortization)	2	3	6	12	1	24	12	3	39
Administrative and general expenses (excluding depreciation
and amortization)	1	1	1	1	–	4	2	1	7
Gain (loss) from revaluation of unrealized hedging transactions	(1)	–	–	–	–	(1)	–	2	1
Group’s share in EBITDA after proportionate consolidation	26	16	16	37	8	103	41	29	173
Group’s share in FCF	24	2	(4)5	22	6	59	11	(4)7	77
Group’s share in net cash flows after service of project debt (5)	11	–	4	(3)58	19	92	(1)	–	91

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OPC Energy Ltd.

Report of the Board of Directors

(1)	Regarding an operating breakdown that occurred at the Fairview power plant in the period of the report, – see Section 4D(4), below. As at the approval date of the report, the following amounts were received from the insurance company: (A) the full amount of the claim for the direct damage, in the amount of about $10 million (the share of the CPV Group – about $3 million); and (B) the amount of about $48 million in respect of loss profits in the period up to June 2026 (the share of the CPV Group – about $12 million).

(2)	At the Shore power plant – gas transmission costs (totaling about $8 million) are classified in accordance with IFRS 16 as depreciation expenses and, accordingly, are not included in the EBITDA.

(3)	The net cash flows after debt service in Valley include taking out of additional project financing as part of the refinancing agreement in the first quarter of 2026, which was used for repayment of shareholders’ loans and distribution of a dividend, where the CPV Group’s share amounted to about $50 million. For additional details – see Section 6A(3) below.

(4)	The FCF of the Maryland power plant includes investments in property, plant and equipment, in the amount of about $20 million, in respect of major planned maintenance work, which was performed in March through May 2026.

(5)	It is noted that the financing agreements of the CPV Group include “cash sweep” mechanisms, in which all or part of the free cash flows of the projects is designated for repayment of loan principal on a current basis along with a predetermined minimum repayment schedule for each long-term loan. This mechanism allows for faster repayments if certain events occur and also places restrictions on distributions to shareholders.

(*)	In line with the Company’s strategy to increase its holdings in some of the active power plants of the CPV Group, various transactions were completed in the second quarter of 2025 and in the first quarter of 2026, for increasing the holdings in the Shore power plant (from 68% to 100%). In May 2026, a transaction was completed for increasing the holdings in the Maryland power plant (from 75% to 100%). Accordingly, the results of Maryland up to April 30, 2026 are included in the columns (amounts) of the associated companies, whereas its results starting from May 1, 2026 are included in the columns (amounts) of the consolidated subsidiaries. In addition, in May 2026, the balance of the holdings (at the rate of 10%) in the Three Rivers power plant were sold and, therefore, its results are included up to April 30, 2026.

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OPC Energy Ltd.

Report of the Board of Directors

4.       Analysis of the results of operations for the Six Months Ended June 30, 2026 (in millions of dollars) (Cont.)

D.	Analysis of the change in EBITDA, the generation data, energy hedges and capacity – Energy Transition segment in the U.S. (Cont.)

(2)	Analysis of the Group’s share in the proportionate EBITDA, FFO and net cash flows after service of project debt of associated companies by project in the Energy Transition segment (in millions of dollars): (Cont.)

	Associates
						Three
Six months ended June 30, 2025	Fairview	Towantic	Maryland	Shore (1)	Valley	Rivers	Total
Rate of holdings of the CPV Group in the project:	25%	26%	75%	89%	50%	10%
Revenues from sales of energy	44	46	102	60	87	11	350
Cost of natural gas	22	32	51	38	37	7	187
Carbon emissions tax (RGGI)	–	5	17	7	11	–	40
Cost of sales – other expenses (excluding depreciation and amortization)	–	–	3	1	1	–	5
Gain (loss) on realization of transactions hedging the electricity margins	2	(1)	3	7	(3)	3	11
Net energy margin	24	8	34	21	35	7	129
Revenues from capacity payments	4	15	8	9	8	1	45
Other income	–	2	4	2	–	–	8
Gross profit	28	25	46	32	43	8	182
Fixed costs (excluding depreciation and amortization)	2	3	8	11	10	2	36
Administrative and general expenses (excluding depreciation and amortization)	1	1	2	2	1	–	7
Group’s share in EBITDA after proportionate consolidation	25	21	36	19	32	6	139
Group’s share in FCF	17	13	24	(7)	20	4	71
Net cash flows after service of project debt	8	12	9	(2)(67)	–	2	(36)

(1)	At the Shore power plant – gas transmission costs (totaling about $7 million) are classified in accordance with IFRS 16 as depreciation expenses and, accordingly, are not included in the EBITDA.

(2)	The net cash flows after service of the project debt in Shore includes partial repayment of debt that was made as part of the refinancing made in February 2025. For additional details – see Section 7A(5) of the Report of the Board of Directors for 2025.

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OPC Energy Ltd.

Report of the Board of Directors

4.	Analysis of the results of operations for the Six Months Ended June 30, 2026 (in millions of dollars) (Cont.)

D.	Analysis of the change in EBITDA, the generation data, energy hedges and capacity – Energy Transition segment in the U.S. (Cont.)

(3)	Additional details regarding energy hedges and guaranteed capacity payments in the Energy Transition segment in the U.S.

As part of its policy for the management of the exposures, the CPV Group is in the practice, from time to time, of entering into hedging agreements, which are designed to reduce the fluctuations in the electricity margins. In addition, the capacity revenues for the nominal capacity of the natural gas-fired power plants are determined for certain future periods, as detailed in Section 3A above.

Set forth below is the scope of the hedging for the rest of 2026 and for 2027 as at the date of the report20:

	July–December 2026	2027
Expected generation (MWh) *	6,445,000	13,881,000
Net scope of the hedged energy margin (% of the expected generation of the power plants) **	75%	34%
Net hedged energy margin (millions of $)	≈ 89	≈ 116
Net hedged energy margin ($/MWh)	18.6	24.7
Net market prices of energy margin ($/MWh) ***	28.8	19.1

*	The expectation for the generation including adjustments in respect of planned and unplanned maintenance work. It is noted that the lost profits in respect of the breakdown at the Fairview power plant is expected to be mostly covered by insurance. For details regarding the breakdown and the insurance proceeds in the second quarter of 2026 – see Section 4D(1) above.

**	Pursuant to the policy for hedging electricity margins as at the date of the report, in general the CPV Group seeks to hedge about 50% of the expected generation. The actual hedge rate could ultimately be different, depending on the market factors.

***	The net energy margin is the energy margin (Spark Spread) plus/minus Power Basis less carbon tax (RGGI) and other variable costs. For details regarding the manner of calculation of the electricity margin (Spark Spread) – see Section 3A above. The market prices of the net energy margin are based on future contracts for electricity and natural gas.

[20]	The estimated percentages and the actual hedged energy margins could change due to the execution of new hedges, capacity sales, changes in market conditions, or modifications to the CPV Group’s hedging policy. That stated in this Section with respect to the scope of the hedge, the energy margin, generation expectation, hedging policy and the scope and amount of the availability receipts, constitutes “forward-looking” information as it is defined in the Securities Law, which may change due to, among other things, operating factors and availability of the power plant, market conditions, regulatory changes and/or occurrence of one or more of the risk factors as stated in Section 19 of Part A of the Periodic Report for 2025.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Report of the Board of Directors

4.	Analysis of the results of operations for the Six Months Ended June 30, 2026 (in millions of dollars) (Cont.)

D.	Analysis of the change in EBITDA, the generation data, energy hedges and capacity – Energy Transition segment in the U.S. (Cont.)

(3)	Additional details regarding energy hedges and guaranteed capacity payments in the Energy Transition segment in the U.S. (Cont.)

Set forth below is the scope of the secured capacity revenues for the rest of 2026 and for 2027 as at the date of the report:

	July–December 2026	2027
Scope of the secured capacity revenues (% of the power plant’s capacity) (*)	91%	83%
Capacity receipts (millions of $)	≈ 81	≈ 163

(*)	Most of the non-secured capacity revenues relate to the Valley power plant that operates in the NYISO market. For details regarding the capacity auctions in this market – see Section 3C above.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Report of the Board of Directors

4.	Analysis of the results of operations for the Six Months Ended June 30, 2026 (in millions of dollars) (Cont.)

D.	Analysis of the change in EBITDA, the generation data, energy hedges and capacity – Energy Transition segment in the U.S. (Cont.)

(4)	Set forth below is detail regarding the generation of the power plants in the Energy Transition segment in the U.S.

		For the Six Months Ended June 30, 2026				For the Six Months Ended June 30, 2025
		Potential	Net	Actual	Actual	Potential	Net	Actual	Actual
		electricity	electricity	generation	availability	electricity	electricity	generation	availability
	Capacity	generation	generation	percentage	percentage	generation	generation	percentage	percentage
	(MW)	(GWh) (1)	(GWh) (2)	(%) (3)	(%)	(GWh)	(GWh)	(%)	(%)
	Energy transition projects (natural gas)
Shore	725	2,984	1,671	52.9%	91.9%	3,056	1,556	49.4%	82.6%
Maryland (A)	745	2,008	1,258	39.0%	57.5%	3,132	2,190	68.2%	93.8%
Valley	720	2,970	2,605	85.4%	92.3%	2,928	2,608	85.4%	92.9%
Towantic	805	3,303	2,929	81.4%	93.7%	2,564	2,144	59.7%	73.1%
Fairview (B)	1,050	4,106	1,860	40.7%	47.5%	4,476	4,057	88.7%	95.5%
Three Rivers	1,258	5,267	2,822	52.9%	79.6%	4,694	2,847	53.9%	83.3%

Definitions

–	The potential generation is the gross generation capability during the period after planned maintenance and less the electricity used for the power plant’s internal purposes.

–	The net generation of electricity is the gross generation during the period less the electricity used for the power plant’s internal purposes.

–	The actual generation percentage is the quantity of the net electricity generated in the facilities compared with the maximum quantity that can be generated in the period.

Significant operating events

A.	In the period of the report, significant (major) planned maintenance work was executed at the Maryland power plant.

B.	In December 2025, as part of planned maintenance work, an operational malfunction occurred in one of the step-up transformers for a generating unit, as a result of which the power plant’s generation capacity was temporarily limited to about 50% of its full capacity. In the estimation of the CPV Group, as at the approval date of the report, the power plant is expected to return to full operation in 2027[21]. Fairview has submitted a claim under the power plant’s insurance policy, both in respect of the direct costs to repair the damage and for the expected lost profits – as detailed in Section 4D(1) above.

[21]	That said regarding the expectation of return to the power plant’s full activities and/or the results of the claim under the insurance policy constitutes “forward-looking” information regarding which there is no certainty it will be realized. Ultimately, there could be delays or breakdowns due to operational factors, delays or breakdowns in the course of performance of the work and/or delays in arrival of conforming equipment. It is noted that in the usual course of things, extended maintenance (planned or unplanned) has a negative impact on the power plant’s results. In addition, as at the approval date of the report there is no certainty regarding the insurance compensation in accordance with the claim and the timing date thereof.

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OPC Energy Ltd.

Report of the Board of Directors

4.	Analysis of the results of operations for the Six Months Ended June 30, 2026 (in millions of dollars) (Cont.)

E.	Analysis of the change in EBITDA after proportionate consolidation – Renewable Energies segment in the U.S.

Set forth below is an analysis of the change in the EBITDA after proportionate consolidation in the renewable energies segment in the Period of the Report compared with the corresponding period last year (in millions of dollars):

Commercial operation of Rogues Wind – in June 2026, construction was completed of the wind-based power plant “Rogues Wind” in the State of Pennsylvania (the PJM market), with an installed capacity of about 114 megawatts and with a construction cost amounting to about $365 million. Commercial operation of the power plant has commenced. The project has an investment agreement with a tax partner, in the amount of about $160 million, which as at the approval date of the report had been provided in full. In addition, the project has a commercial agreement for sale of all the electricity generated and from the project’s renewable energy certificates for a period of 10 years from the commercial operation date. The expected EBITDA22 in the first full year of the project’s operation is estimated at about $26 million (about $18 million from the project’s activities and about $8 million of accounting revenues in respect of the tax partner agreement, under which the full amount of the tax partner’s investment had been received as of the approval date of the report).

[22]	That stated above is “forward-looking” information as it is defined in the Securities Law, which is based on the estimate of the CPV Group as at the date of the report and regarding which there is no certainty it will ultimately be realized. The said estimate is impacted by various factors, such as, operating factors, regulatory factors, macro-economic changes, changes in consumption, availability or the terms of the project’s commercial agreements and/or occurrence of one or more of the risk factors the CPV Group is exposed to.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Report of the Board of Directors

5.	Analysis of the results of operations for the Three Months Ended June 30, 2026 (in millions of dollars)

A.	Consolidated statement of income

	For the Three Months Ended
Section	June 30
	*2026	2025
Revenues from sales and provision of services (1)	379	195
Cost of sales and provision of services (without depreciation and amortization) (2)	(265)	(150)
Depreciation and amortization	(30)	(17)
Gross profit	84	28
Share in earnings of associated companies	4	21
Administrative and general expenses	(22)	(26)
Business development expenses	(1)	(1)
Reclassification of the hedging reserve in respect of settled hedges to profit or loss following obtaining control over associates	(11)	–
Other expenses, net **	(10)	(1)
Operating income	44	21
Financing expenses, net	(22)	(20)
Income before taxes on income	22	1
Tax benefit (income tax expenses)	(7)	1
Net income for the period (3)	15	2
Attributable to:
The Company’s shareholders	12	2
Holders of non-controlling interests	3	–

*	Starting from January, February and May 2026, the Company has commenced consolidating the Shore, Basin Ranch (under construction) and Maryland power plants, respectively, in its financial statements. For additional details – see Note 6 to the Interim Statements.

**	Includes reclassification of hedge reserve in respect of unrealized hedging transactions to the statement of profit and loss due to reaching control over associated companies.

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OPC Energy Ltd.

Report of the Board of Directors

5.	Analysis of the results of operations for the Three Months Ended June 30, 2026 (in millions of dollars) (Cont.)

A.	Consolidated statement of income (Cont.)

(1)	Changes in the consolidated revenues:

Revenues	For the Three		Board’s Explanations
	Months Ended
	June 30
	2026	2025
Revenues in Israel
Revenues from sale of energy to private customers	105	77	An increase, in the amount of about $28 million, compared with the corresponding period last year, stems mainly from an increase of about $14 million relating to an increase in customer consumption, and an increase of about $17 million due to the impact of translation into the dollar presentation currency.
Revenues from sale of energy to the System Operator and to other suppliers	10	15
Revenues in respect of capacity payments	11	10
Revenues from sale of energy at cogeneration tariff	10	9
Revenues from sale of steam	6	5
Total revenues from sale of energy and others in Israel (without infrastructure services)	142	116
Revenues from private customers in respect of infrastructure services	61	37	An increase, in the amount of about $24 million, compared with the corresponding period last year, stems mainly from an increase, in the amount of about $16 million, due to an increase in customer consumption, an average increase in the tariffs, and an increase, in the amount of about $8 million, due to the impact of translation into the dollar presentation currency.
Total revenues in Israel	203	153

Revenues in the U.S. (in Energy Transition except for revenues from provision of services and others)
Revenues from generation and sale of electricity	76	–	The increase stems from the first-time consolidation of the Shore and Maryland power plants starting from January and May 2026, respectively.
Revenues in respect of capacity payments	25	–	The increase stems from the first-time consolidation of the Shore and Maryland power plants starting from January and May 2026, respectively.
Realization of derivatives for hedging electricity prices	9	–	Stems from the first-time consolidation of the Shore and Maryland power plants starting from January and May 2026, respectively.
Revenues from sale of electricity (Retail) activities	53	29	The increase stems mainly from an increase in the scope of the retail sales.
Revenues from provision of services and others	13	13
Total revenues in the U.S.	176	42
Total revenues	379	195

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Report of the Board of Directors

5.	Analysis of the results of operations for the Three Months Ended June 30, 2026 (in millions of dollars) (Cont.)

A.	Consolidated statement of income (Cont.)

(2)	Changes in the consolidated cost of sales and provision of services:

Cost of Sales and Provision of Services	For the Three Months Ended		Board’s Explanations
	June 30
	2026	2025
Cost of sales in Israel
Natural gas and diesel oil	47	46	An increase of about $9 million stemming from the impact of translation to the dollar presentation currency. On the other hand, there was a decline in the price of natural gas, in the amount of about $8 million, mainly as a result of the weakness of the dollar against the shekel.
Expenses in respect of acquisition of energy	26	17	Most of the increase stems from an increase in customer consumption compared with the corresponding period last year.
Cost of transmission of gas	5	4
Salaries and related expenses	4	3
Operating expenses	10	8
Total cost of sales in Israel without infrastructure services	92	78
Expenses in respect of infrastructure services	61	37	For details – see the explanation of the change in the revenues in respect of infrastructure services.
Total cost of sales in Israel	153	115

Cost of sales and services in the U.S. (in Energy Transition except for revenues from provision of services and others)
Cost of natural gas including RGGI	33	–	The increase stems from the first-time consolidation of the Shore and Maryland power plants starting from January and May 2026, respectively.
Operating expenses	12	–	The increase stems from the first-time consolidation of the Shore and Maryland power plants starting from January and May 2026, respectively.
Realization of derivatives for hedging gas prices	7	–	Stems from the first-time consolidation of the Shore and Maryland power plants starting from January and May 2026, respectively.
Cost of sales in respect of sale of electricity (Retail)	49	26	The increase stems mainly from an increase in the scope of the retail sales.
Cost of sales in respect of provision of services and others	11	9
Total cost of sales and provision of services in the U.S.	112	35
Total cost of sales and provision of services	265	150

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Report of the Board of Directors

5.	Analysis of the results of operations for the Three Months Ended June 30, 2026 (in millions of dollars) (Cont.)

A.	Consolidated statement of income (Cont.)

(3)	Consolidated net income and consolidated adjusted net income (Cont.)

Analysis of the change (in millions of dollars)

(1)	For an analysis of the change in the EBITDA after proportionate consolidation in the various segments in the Period of the Report compared with the corresponding period last year, see Sections B – E below.

(2)	Most of increase in the revenues, in the amount of about $6 million, in respect of an increase in interest from bank deposits and an increase of about $4 million due to the impact changes in the shekel/dollar exchange rate.

(3)	Mainly due to higher taxable income.

(4)	Stems mainly from a loss, in the amount of about $14 million (after taxes), resulting from reclassification of balances of capital reserves resulting other comprehensive income (mostly in respect of transactions hedging the electricity margin that were unrealized as at the date of the report) to the statement of profit and loss due to the initial consolidation of the Shore and Maryland power plants and a loss in respect of the impairment of a development project in the area of renewable energies in the U.S., in the amount of about $10 million (after taxes) in an associated company. On the other hand, a capital gain was recognized in the amount of about $7 million (after taxes) on the sale of the holdings of the CPV Group in Three Rivers.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Report of the Board of Directors

5.	Analysis of the results of operations for the Three Months Ended June 30, 2026 (in millions of dollars) (Cont.)

B.	EBITDA, FCF, FFO and net cash flows after debt service

Calculation of EBITDA

EBITDA calculations in the consolidated statement, including EBITDA after proportionate consolidation (in millions of dollars):

	For the
	Three Months Ended
	June 30
	*2026	2025
Revenues from sales and provision of services	379	195
Cost of sales (without depreciation and amortization)	(265)	(150)
Share in income of associated companies	4	21
Administrative and general expenses (without depreciation and amortization)	(20)	(25)
Business development expenses	(1)	(1)
Reclassification of the hedging reserve in respect of settled hedges to profit or loss following obtaining control over associates **	(11)	–
Consolidated EBITDA	86	40
Elimination of the share in income of associated companies	(4)	(21)
Plus – Group’s share of the proportionate EBITDA of associated companies in the Energy Transition segment	38	62
Plus – Group’s share of the proportionate EBITDA of activities in the Renewable Energies segment in the U.S.	11	9
EBITDA after proportionate consolidation	131	90

*	Starting from January, February and May 2026, the Company has commenced consolidating the Shore and Basin Ranch (under construction) and Maryland power plants, respectively, in its financial statements. For additional details – see Note 6 to the Interim Statements.

**	Adjustment in respect of gain on revaluation of hedging transactions realized as at the completion date of acquisition of all the rights (100%) in the Shore and Maryland power plants. For additional details – see Notes 6B and 6C to the Interim Statements.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Report of the Board of Directors

5.	Analysis of the results of operations for the Three Months Ended June 30, 2026 (in millions of dollars) (Cont.)

B.	EBITDA, FCF, FFO and net cash flows after debt service (Cont.)

Breakdown of EBITDA after proportionate consolidation, FCF and cash flows after debt service by segment (in millions of dollars)

Set forth below is a breakdown of the EBITDA after proportionate consolidation data broken down by subsidiaries (on a consolidated basis) and the associated companies (on a proportionate basis, based on the rate of the holdings of the CPV Group therein) as well as FCF and cash flows after service of debt data (in millions of dollars):

Main projects in operation	Basis of presentation	For the three months ended June 30, 2026			For the three months ended June 30, 2025
	in the	EBITDA		Net cash	EBITDA		Net cash
	Company’s	after		flows after	after		flows after
	financial	proportionate		debt service	proportionate		debt service
	statements	consolidation	FCF(7)	Net cash	consolidation	FCF(7)	Net cash

Total operating projects in Israel and accompanying business activities (1)	Consolidated	47	12	8	38	8	5
Business development costs, headquarters in Israel and other costs	Consolidated	(1)	(9)	51	(2)	(10)	(12)
Total Israel (2)		46	3	59	36	(2)	(7)
Total operating projects (3)	Associated + consolidated	85	28	17	62	20	1
Other expenses (4)	Consolidated	1	(2)	3	–	(1)	(1)
Total energy transition in the U.S.		86	26	20	62	19	-
Total operating projects	Associated	13	7	3	10	8	4
Business development and other costs	Associated	(2)	(2)	5	(1)	(3)	(3)
Total renewable energy in the U.S.		11	5	8	9	5	1
Total activities as part of the “others” segment (4) (5)	Consolidated	(2)	1	1	(1)	(1)	(1)
Headquarters in the United States (6)	Consolidated	(8)	10	10	(15)	3	3
Total United States		87	42	39	55	26	3
Company headquarters (not allocated to the segments) (6)	Consolidated	(2)	6	(63)	(1)	(5)	28
Total consolidated		131	51	35	90	19	24

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Report of the Board of Directors

(1)	The accompanying business activities in Israel include mainly virtual supply activities through OPC Israel, and sale/purchase of natural gas, including with third parties through OPC Natural Gas.

(2)	Not including intercompany activities between the headquarters and the subsidiaries in Israel.

(3)	For details regarding active projects in the Energy Transition segment in the U.S. – see Section 4D below.

(4)	For details regarding a change in the activity segments in the U.S. (including update of the comparative data accordingly) commencing from the second quarter of 2026 – see Section 1A.

(5)	Includes mainly business development and other costs in the area of initiation and development of high-efficiency natural gas-fired power plants, with future carbon capture potential.

(6)	After elimination of management fees between the CPV Group and the Company, in the amounts of about $3 million and about $2 million for the periods ended June 30, 2026 and 2025, respectively.

(7)	Set forth below are additional details regarding the FCF (in millions of dollars):

	For the three months ended June 30, 2026			For the three months ended June 30, 2025
		Working			Working
		capital			capital
	FCF	changes	FFO	FCF	changes	FFO
Israel	3	27	30	(2)	21	19
U.S.	42	11	53	26	11	37
Company headquarters	6	1	7	(5)	6	1
Total consolidated	51	39	90	19	38	57

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Report of the Board of Directors

5.	Analysis of the results of operations for the Three Months Ended June 30, 2026 (in millions of dollars) (Cont.)

C.	Analysis of the change in EBITDA and the generation data – Israel segment (Cont.)

(1)	Set forth below is an analysis of the change in EBITDA in the Israel segment in the second quarter of 2026 compared with the corresponding period last year (in millions of dollars):

Energy margin – the increase stems mainly from a decline in the natural-gas price against the background of the weakening of the dollar against the shekel and from optimization of electricity sales, offset by a decline in the generation component.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Report of the Board of Directors

5.	Analysis of the results of operations for the Three Months Ended June 30, 2026 (in millions of dollars) (Cont.)

D.	Analysis of the change in EBITDA, the generation data, energy hedges and capacity – Energy Transition segment in the U.S.

(1)	Set forth below is an analysis of the change in the EBITDA after proportionate consolidation in the Energy Transition segment in the second quarter of the 2026 compared with the corresponding period last year (in millions of dollars):

Energy and hedging margins – as detailed in Section 3A above, in the Period of the Report there was an increase in the electricity margins compared with the corresponding period last year and, accordingly, there was an increase in the energy margins of the CPV Group (without the impact of the increase in the holdings in the Shore and Maryland power plants), which was partly offset by energy hedges.

Revenues from capacity payments – most of the increase stems from an increase in the capacity tariff in the PJM market starting from June 2025. This increase was partly offset by a decrease in the capacity tariff of the Towantic power plant starting from June 2025 – this being as a result of conclusion of the fixed-rate (of seven years) wherein the capacity tariff was fixed in advance from Towantic’s operation date. For details – see Section 3C above.

Availability (operational) – most of the increase stems from: (1) planned maintenance work at the Maryland power plant in March through May 2026; and (2) an operating breakdown in one of the generation units at the Fairview power plant (as detailed in Section 4D(4), above) offset by income from insurance proceeds in respect of lost profits from the said breakdown that were recognized in the second quarter of 2026, where the share of the CPV Group therein is about $12 million.

Increase in the rate of holdings in the Shore and Maryland power plants – reflects the impact of the increase in the holdings in the Shore power plant at the rate of 20% in the second quarter of 2025, and an additional rate of about 11% starting from January 2026, as well as an increase in the holdings in the Maryland power plant at the rate of 25%, starting from May 2026. These impacts were partly offset as a result of sale of the holdings, at the rate of 10%, in the Three Rivers power plant, commencing from May 2026. For additional details – see Note 6B to the Interim Statements.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Report of the Board of Directors

5.	Analysis of the results of operations for the Three Months Ended June 30, 2026 (in millions of dollars) (Cont.)

D.	Analysis of the change in EBITDA, the generation data, energy hedges and capacity – Energy Transition segment in the U.S.

(2)	Analysis of the Group’s share in the proportionate EBITDA, FCF and net cash flows after service of project debt of associated companies by project in the Energy Transition segment (in millions of dollars):

Three months ended June 30, 2026	Associates						Consolidated
	Fairview (1)	Towantic	Maryland (*)	Valley	Three Rivers (*)	Total associates	Shore (2)	Maryland (*)	Total
Rate of holdings of the CPV Group in the project:	25%	26%	75%	50%	10%		100%	100%
Revenues from sales of energy	11	17	–	26	1	55	32	44	131
Cost of natural gas	4	8	–	9	1	22	12	8	42
Carbon emissions tax (RGGI)	–	3	–	7	–	10	7	5	22
Cost of sales – other expenses (excluding depreciation and amortization)	–	1	–	–	–	1	1	1	3
Insurance proceeds in respect of lost profits	12	–	–	–	–	12	–	–	12
Gain (loss) on realization of transactions hedging the electricity margins	(1)	(1)	(4)	3	–	(3)	(1)	(10)	(14)
Net energy margin	18	4	(4)	13	–	31	11	20	62
Revenues from capacity payments	4	1	4	6	1	16	15	10	41
Other income	–	3	–	–	–	3	1	1	5
Gross profit	22	8	–	19	1	50	27	31	108
Fixed costs (excluding depreciation and amortization)	1	2	–	7	–	10	8	3	21
Administrative and general expenses (excluding depreciation
and amortization)	1	1	–	1	–	3	1	1	5
Gain from revaluation of unrealized hedging transactions	–	1	–	–	–	1	–	2	3
Group’s share in EBITDA after proportionate consolidation in the
Energy Transition segment	20	6	–	11	1	38	18	29	85
Group’s share in FCF	20	1	(3)(8)	4	–	17	4	(3)7	28
Group’s share in net cash flows after service of project debt (4)	11	–	(7)	–	14	18	(1)	–	17

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Report of the Board of Directors

(1)	Regarding an operating breakdown that occurred at the Fairview power plant in the period of the report and insurance proceeds in respect of lost profits – see Section 4D(2).

(2)	At the Shore power plant – gas transmission costs (totaling about $4 million) are classified in accordance with IFRS 16 as depreciation expenses and, accordingly, are not included in the EBITDA.

(3)	The FCF of the Maryland power plant includes investments in property, plant and equipment, the amount of about $13 million, in respect of major planned maintenance work, which was performed in March through May 2026.

(4)	It is noted that the financing agreements of the CPV Group include “cash sweep” mechanisms, in which all or part of the free cash flows of the projects is designated for repayment of loan principal on a current basis along with a predetermined minimum repayment schedule for each long-term loan. This mechanism allows for faster repayments if certain events occur and also places restrictions on distributions to shareholders.

(*)	In line with the Company’s strategy to gain control over some of the active power plants of the CPV Group, various transactions were completed in the second quarter of 2025 and in the first quarter of 2026, for increasing the holdings in the Shore power plant (from 68% to 100%). In May 2026, a transaction was completed for increasing the holdings in the Maryland power plant (from 75% to 100%). Accordingly, the results of Maryland up to April 30, 2026 are included in the columns (amounts) of the associated companies, whereas its results starting from May 1, 2026 are included in the columns (amounts) of the consolidated subsidiaries. In addition, in May 2026, the balance of the holdings (at the rate of 10%) in the Three Rivers power plant were sold.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Report of the Board of Directors

5.	Analysis of the results of operations for the Three Months Ended June 30, 2026 (in millions of dollars) (Cont.)

D.	Analysis of the change in EBITDA, the generation data, energy hedges and capacity – Energy Transition segment in the U.S. (Cont.)

(2)	Analysis of the Group’s share in the proportionate EBITDA, FFO and net cash flows after service of project debt of associated companies by project in the Energy Transition segment (in millions of dollars): (Cont.)

Three months ended June 30, 2025	Associates
	Fairview	Towantic	Maryland	Shore (1)	Valley	Three Rivers	Total
Rate of holdings of the CPV Group in the project:	25%	26%	75%	89%	50%	10%
Revenues from sales of energy	18	8	48	28	24	4	130
Cost of natural gas	8	3	16	12	10	3	52
Carbon emissions tax (RGGI)	–	2	8	4	5	–	19
Cost of sales – other expenses (excluding depreciation and amortization)	–	–	2	–	1	–	3
Gain (loss) on realization of transactions hedging the electricity margins	1	–	(3)	–	2	1	1
Net energy margin	11	3	19	12	10	2	57
Revenues from capacity payments	3	6	6	7	5	1	28
Other income	–	1	2	1	–	–	4
Gross profit	14	10	27	20	15	3	89
Fixed costs (excluding depreciation and amortization)	1	2	6	9	5	1	24
Administrative and general expenses (excluding depreciation and amortization)	1	1	1	1	–	–	4
Gain on revaluation of unrealized hedging transactions	1	–	–	–	–	–	1
Group’s share in EBITDA after proportionate consolidation	13	7	20	10	10	2	62
Group’s share in FCF	8	3	14	(7)	1	1	20
Group’s share in net cash flows after service of project debt	4	4	7	(11)	(4)	1	1

(1)	At the Shore power plant – gas transmission costs (totaling about $4 million) are classified in accordance with IFRS 16 as depreciation expenses and, accordingly, are not included in the EBITDA.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Report of the Board of Directors

5.	Analysis of the results of operations for the Three Months Ended June 30, 2026 (in millions of dollars) (Cont.)

E.	Analysis of the change in EBITDA after proportionate consolidation – Renewable Energies segment in the U.S.

Set forth below is an analysis of the change in the EBITDA after proportionate consolidation in the renewable energies segment in the second quarter of 2026, compared with the corresponding quarter of the previous year (in millions of dollars):

For details regarding the commercial operation of the Rogues Wind project in June 2026, see Section 4E above.

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OPC Energy Ltd.

Report of the Board of Directors

6.       Projects Under Construction and Development Projects

A.	Israel segment – projects under construction and pipeline projects (held at 100% ownership by OPC Israel)[23]:

1.	Main details with reference to construction projects (the data presented in the table below is in respect of 100% for each project):

Power plants/ facilities for generation of energy	Status	Capacity (MW)	Location	Technology	Date/expectation of the start of the commercial operation	Main customer	Total expected construction cost	Total construction cost as at June 30, 2026
OPC Sorek 2 Ltd. (“Sorek 2”)	Acceptance tests after completion of the construction	≈ 87	On the premises of the Sorek B seawater desalination facility	Powered by natural gas, cogeneration	Second half of 2026	Yard consumers and the System Operator	≈ $80 million (≈ NIS 0.25 billion)[24]	≈ $72 million (≈ NIS 0.23 billion)

The timetables for operation and the construction costs of Sorek 2 were and are negatively impacted by, among other things, the defense situation and the war in Israel, as detailed in Section 2D above (including their impact on the facilities of the project’s consumer). For additional details – see Section 7.15.1.2 of Part A of the Periodic Report for 2025.

[23]	Details regarding the scope of the investments in Israel were translated from NIS into $ based on the rate of exchange on June 30, 2026. That stated in connection with projects that have not yet reached operation, including with reference to the development stages, expected operation/construction date, the anticipated technologies, regulation, quota or commercial format, capacity and project characteristics, undertakings in the project agreements (financing, equipment, construction and gas, as applicable), receipt of relevant approvals (including permits and connection surveys) and/or regarding the costs involved in the projects, including the anticipated cost of the investment and costs of agreements, is “forward-looking” information, as it is defined in the Securities Law, which is based on, among other things, the Company’s estimates as at the approval date of the report and regarding which there is no certainty it will be realized (in whole or in part). Completion of the said projects (or any one of them) may not occur or may occur in a manner different than that stated above, among other things due to dependency on various factors, including those that are not under the Company’s control, including completion of the construction and connection work, assurance of connection to the network and output of electricity from the project sites and/or connection to the infrastructures (including the electricity grid and gas infrastructures), receipt of permits, completion of planning processes and licensing, application of relevant regulation, obtaining a quota and/or formulation of a commercial format, completion of construction work, final costs in respect of development, construction, equipment and acquisition of rights in land, the proper functioning of the equipment, force majeure events and/or the terms of undertakings with main suppliers (including lenders), and there is no certainty they will be fulfilled, the manner of their fulfillment, the extent of their impact or what their final terms will be (which could be different than that stated in the report). Ultimately technical, operational or other delays and/or breakdowns (including as a result of events as stated relating to the project’s consumer, if relevant) and/or an increase in expenses and/or other changes (including changes in the terms of the undertaking or the commercial conditions) could be caused, this being as a result of, among other things, factors as stated above or as a result of occurrence of one or more of the risk factors the Company is exposed to, including construction risks (including force majeure events, the defense/security situation and its impacts), regulatory, licensing or planning risks, environmental factors, macro-economic changes, delays in receipt of permits, delays/problems regarding performance of acceptance tests or assurance of connection to the networks and infrastructures, delays and increased costs due relating to the supply chain, factors relating to main suppliers, commercial conditions and financing costs, changes in raw-material prices and etc. For additional details regarding risk factors – see Section 19 of Part A of the Periodic Report for 2025. Accordingly, there is no certainty regarding actual execution of development and construction projects (or any of them) based on that stated in this report or in general. It is further clarified that delays in completion of the projects beyond the date originally planned for this or a failure to enter them into operation for whatever reason, involve an increase in costs or loss of expenses and payments (including by force of agreements the projects have signed) and/or impact the ability of the Company and the Group companies to comply with their obligations to third parties (including under guarantees provided), including authorities, conditions of permits, lenders, consumers, suppliers and others, in connection with the projects, and/or cause a charge for additional costs, payment of compensation (including forfeiture of guarantees or advance payments) or starting of proceedings (including under guarantees provided).
[24]	Not including a charge for headquarters costs and capitalization of financing expenses at the lever of the Company and the headquarters in Israel.

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OPC Energy Ltd.

Report of the Board of Directors

6.	Projects Under Construction and Development Projects (Cont.)

A.	Israel segment – projects under construction and pipeline projects (held at 100% ownership by OPC Israel)[22]: (Cont.)

1.	Main details with reference to construction projects (the data presented in the table below is in respect of 100% for each project): (Cont.)

Power plant/ facilities for generation of energy	Status	Capacity (megawatts)	Location	Regulatory arrangement	Expected commercial operation date	Main customer/ consumer	Total expected construction cost	Total construction cost as at 6/30/2026	Total senior financing	Expected EBITDA
OPC Hadera Expansion Ltd. (“Hadera Expansion”) (natural gas combined cycle)	Under construction	About 850[25]	Hadera, adjacent to the Hadera power plant[26]	A capacity tariff was determined that will apply for a period of about 25 years from the commercial operation date of 3.31 agurot (linked to the CPI of August 2024), and sale of energy at the half-hour market price “SMP”[27]	2030	The System Operator	Construction: about $1.3 billion (about NIS 5.4 billion)[28] Land: about $0.2 billion) (about NIS 0.5 billion)	About 0.25 billion (about NIS 0.76 billion)	About 80% of the expected construction cost[29]	First full year of operation in the period after the capacity limitation: $204 million (about NIS 613 million) (*)

(*)	First full year in the capacity limitation period (up to the middles of 2035): about $171 million (NIS 513 million).

For additional details regarding agreements signed with the project’s main equipment manufacturer and construction contractor – see Notes 8A(2)(a) and 8A(2)(b) to the Interim Statements. It is noted that in the period of the report, Hadera Expansion started negotiations with a gas supplier in connection with an undertaking in a gas agreement for purposes of supply of gas to the power plant in order to include all the power plant’s gas needs30 under conditions that are customary in gas agreements in Israel for supply period of the several years from the commercial operation date. To the extent the said negotiations are advanced and ripen into an agreement for the consumption of the Hadera Expansion power plant, the agreement is expected to amount to a total estimated monetary scope of (for the entire period of the agreement) about $1.3 billion (NIS 4.2 billion). As at the approval date of the report, the Company intends to examine alternatives to the said undertaking and, accordingly, as at the approval date of the report there is no certainty regarding the scope, timing and conditions of the gas agreement that Hadera Expansion will sign.

[25]	The estimated capacity is subject to the limitation regarding transmission to the grid of about 670 megawatts, which is expected to apply up to the middle of 2035 (“the Limitation Period”).
[26]	For additional details regarding an undertaking in an agreement for acquisition of the project lands in June 2026 – see Note 8A(2)(c) to the Interim Statements.
[27]	For additional details regarding the regulatory arrangement – see Section 7.3.2 of Part A of the Periodic Report for 2025.
[28]

Not including interest in the construction period in the amount of about $0.2 billion (about NIS 0.65 billion). Not including a charge for headquarters costs and capitalization of financing expenses at the level of the Company and the headquarters in Israel.

[29]	For additional details regarding the financing agreement signed in June 2026 – see Note 7A(2) to the Interim Statements.
[30]	In addition, in the framework consideration was given to acquisition of additional gas quantities designated for future customers of other power plants of the Group in Israel.

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OPC Energy Ltd.

Report of the Board of Directors

6.	Projects Under Construction and Development Projects (Cont.)

A.	Israel segment – projects under construction and pipeline projects (held at 100% ownership by OPC Israel)[22]: (Cont.)

2.	Main details regarding projects in advanced development in Israel[31]:

Project	Capacity (MW)	Location	Expected construct- ion date	Total expected construction cost	Expected regulation	Additional developments in the project
Ramat Beka (photovoltaic with integrated storage)	Planned capacity of about 550 megawatts plus storage capacity estimated at a capacity of up to about 3,850 megawatt-hours[32]	Proximate to the areas of the Local Industrial Council Naot Hovav (the land will be leased from Israel Lands Administration for a period of 24 years and 11 months).	Up to the end of 2026.	About $1.4 billion (about NIS 4.3 billion).

Decision No. 71101 – Bilateral Market Regulation for Generation and Storage

Applicability: From January 1, 2026, renewable energy generation facilities with integrated storage (which are required to comply with a storage capacity to installed generation capacity ratio that does not exceed 7) that will receive tariff approval up to June 1, 2027 or up a total quota of 2,000 megawatts. As at the date approval date of the report there is no certainty regarding the scope of the capacity quota under this regulation. For details regarding a hearing with respect to the matter of increase of the quota and its terms – see below.

Main conditions: Signing of capacity transactions with virtual suppliers, which will give the supplier a right to purchase energy at the half-hour market price in every hour up to a ceiling of the capacity certificate the supplier acquired from the generator. The capacity stated in the capacity certificate for a renewable energy facility with integrated storage of 4 and 5 hours of discharge, will receive tariff approval as part of the first quota of the regulation, at the rates of 60% and 67%, respectively, up to 2036.

The Company is taking action to sign the project agreements (construction, equipment, solar, storage and financing) and to obtain all the required approvals and permits. In this context: (1) on March 16, 2026, the approved plan was published by the government in the Official Lists[33]; (2) in December 2024, the Group signed an agreement for supply of solar panels for the project with a capacity of 500 megawatts with an international supplier with an estimated scope of about $50 million (NIS 160 million) where the Company is trying to increase the capacity of the panels under the supply agreement; (3) in January 2026, the Group signed an EPC agreement for a substation and a switching station which were intended to conform the electricity that will be generated in the project to the grid in the estimated scope of about $98 million (about NIS 310 million); (4) in April 2026, the Group signed an agreement with a photovoltaic construction contractor in the amount of about $158 million (about NIS 500 million); (5) the Group is negotiating with Bank Hapoalim regarding provision of financing for construction of the project in an estimated financial scope of up to 85% of the estimated cost of the project (for additional details – see Section 7.18.4.2 of Part A of the Periodic Report for 2025) which is subject to changes based on the final terms that will be formulated (if formulated) with the bank; (6) as at the date of the report, the Group paid Israel Lands Authority about $75 million (about NIS 275 million) constituting 20% of the total consideration in respect of the main areas), the balance (80%), in the amount of about $0.37 billion (about NIS 1.1 billion) is expected to be paid in the second half of 2026 upon completion of the required procedures with Israel Lands Authority; (7) the Company is taking action to advance signing of a procurement, construction and maintenance agreement for the storage facility, the financial scope of which is estimated at about one-quarter of the estimated cost of the project; (8) in July 2026 a favorable connection study was received.

[31]	Natural gas projects which in the Company’s estimation are in a period of up to two to three years until start of the construction (considering the characteristics of the project, such as, relevant regulation, required regulatory approvals, commercial arrangements for sale of the energy from the facility, etc.), are considered projects in advanced development. Renewable energy projects which in the Company’s estimation are expected to reach construction within about two years, considering, among other things, relevant regulation, connection to the electricity grid, statutory plan and required regulatory approvals, are considered projects in advanced development.
[32]	As at the approval date of the report and further to publication of the Hearing, as stated below, the Company is conducting technical feasibility along with economic optimization with respect to the facility’s capacity. That stated in the table regarding the Ramat Beka project is “forward-looking” information – see footnote 23 above.
[33]

It is noted that after publication of approval of the plan in January 2026, the Society for the Protection of Nature in Israel submitted a request to the National Infrastructure Planning Committee to cancel the plan arguing that the environmental impact statement did not address endangered species. In July 2026, the Company submitted an objection to the request and it believes there is no basis for the said request. In August 2026, the response of the National Infrastructure Planning Committee was received (in brief) that there is no basis for the contentions of the Society for the Protection of Nature in Israel regarding defects relating to the planning process and approval of the plan.

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OPC Energy Ltd.

Report of the Board of Directors

6.	Projects Under Construction and Development Projects (Cont.)

A.	Israel segment – projects under construction and pipeline projects (held at 100% ownership by OPC Israel)[22]: (Cont.)

2.	Main details regarding projects in advanced development in Israel[30]: (Cont.)

Project	Capacity (MW)	Location	Expected construct- ion date	Total expected construction cost	Expected regulation	Additional developments in the project
Ramat Beka (photovoltaic with integrated storage) (Cont.)

Hearing No. 742 – Increase of the quota as part of the bilateral market transmission arrangement and adjustments due to transmission and loading limitations

On June 4, 2026, the Electricity Authority published a Hearing for increase of the said quota by an additional 2,000 megawatts (“the New Quota”). The New Quota will be in effect up to the earlier of June 30, 2028 or its full utilization, and it includes revisions that will apply only to facilities constructed as part of the New Quota, where the main provision thereof is limitation of the size of the facility’s connection with reference to the scope of the photovoltaic generation, such that the ratio of the photovoltaic generation capacity (in DC terms) to the size of the connection with not be less than 1.

It is further proposed to adjust the capacity credit of facilities in the connection study for which transmission or charging (loading) limitations were determined, in such a manner that should reduce in the limitation period, the scope of the storage that will be recognized for purposes of capacity certificates. The proposed adjustments will also apply to facilities included in the existing quota.

It is noted that a favorable connection study was received for the Ramat Beka project, which includes a charging limitation up to 2033. The Hearing is in the stage of examination of the public’s comments, and a final decision in respect thereof has not yet been made. To the extent the proposal is accepted in its present version, it could have an impact on the scope of the project’s capacity revenues in the limitation period and on certain parameters relating to its planning and financing. The Company has submitted its response to the Hearing and as at the approval date of the report it is examining the possible impacts thereof on the project.

For additional information regarding the Ramat Beka project – see Sections 7.3.12.1, of Part A of the Periodic Report for 2025.

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OPC Energy Ltd.

Report of the Board of Directors

6.	Projects Under Construction and Development Projects (Cont.)

3.	For details regarding a description of the main developments in the initial development projects in Israel[34] – see Section 6A(3) to the Report of the Board of Directors for 2025.

Further to that stated in Section 6C(1) of the Report of the Board of Directors for 2025 and in Section 7.3.10 of Part A of the Periodic Report for 2025 regarding the activities of facilities for generation of energy located on the consumers’ premises, particularly in connection with a process utilized by the Company to examine the possibility of selling the said activities, as at the approval date of the report, the Company is continuing to advance the said process, and in its estimation, subject to performance of due diligence and other examinations and formulation of appropriate conditions with a potential purchaser, gain should derive to the Company from the said transaction, if completed and depending on the structure of the transaction, which could total up to tens of millions of NIS. As at the approval date of the report, the Company is carrying on a process as stated regarding which there is no certainty it will ripen into a binding agreement or with respect to the terms, timing and/or closing of a binding agreement (if formulated), including that the gain may differ materially from the above (to the extent it is realized). Accordingly, as at the approval date of the report there is no certainty regarding advancement of the sale process or its completion.

[34]	Natural gas projects with respect to which there is a connection (easement) to the land (or that are in the process of formulation thereof) and/or the government’s consent has been received for advancement of approval of a National Infrastructures Plan and the Group is taking action to obtain the required permits and approvals, are considered projects in initial development. Renewable energy projects with respect to which there is a connection (easement) to the land and the Group is endeavoring to obtain the required permits and approvals for their construction, are considered projects in initial development.

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OPC Energy Ltd.

Report of the Board of Directors

6.	Projects Under Construction and Development Projects (Cont.)

B.	Development and construction of natural gas (with potential for carbon capture) in the U.S.[35]:

1.	Main details regarding the Basin Ranch power plant that is in the construction stage (which is held as at the date of the report at the rate of 100% by the CPV Group (1))[36]:

[35]	The information with respect to projects under construction and development projects of the CPV Group (including the list of awaiting projects (pipeline projects)), and including regarding the expected commercial structure (including examination of alternatives for a commercial structure), the expected date of construction / commercial operation, the expected construction cost, characteristics (including capacity), ownership structure, financial results, expectations, entitlement to benefits / subsidies / compliance with conditions for a capacity tariff, and carbon capture potential includes “forward-looking” information, as it is defined in the Securities Law, regarding which there is no certainty it will materialize (in whole or in part). The information is based on, among other things, the estimates of the CPV Group as at the approval date of the report, regarding which there is no certainty they will be realized and that might not be realized due to various factors, such as: regulatory changes, changes in government/regulatory policies applicable to the projects, as stated, or changes in legislation or regulation (and changes impacting the main suppliers of the projects, and including changes in the area of energy or import tariffs into the U.S. due to the policies of the present administration in the U.S.), delays in receipt of permits, an increase in the construction or financing costs, delays in performance of the construction work and/or technical or operational breakdowns, difficulties or delays in signing an agreement for connection to the grid (including an increase in the connection-related costs) or connection of the project to the transmission or other infrastructures, an increase in costs due to the commercial terms with the main suppliers (such as equipment and the construction contractor), difficulties in signing commercial agreements in connection with the project’s potential revenues (or other commercial/financing agreements), terms of the commercial agreements, conditions in the energy market, unforeseen expenses, macro-economic changes, weather events, delays and an increase in costs relating to supply chains, transport (shipping), increases in raw-material prices, etc. Completion of the projects pursuant to the said estimates is subject to existence of conditions which, as at the approval date of the report, have not yet occurred (in whole or in part) and, therefore, there is no certainty regarding their completion in accordance with that stated (if at all). Delays in the construction or commercial operation could also negatively impact projects, as stated, and the ability of companies in the CPV Group to comply with their obligations to third parties in connection with the project (including with respect to collaterals provided in favor of third parties, as stated (including financiers) and/or loss of payments made in the course of development and construction). For additional details regarding the risk factors involved in the activities of the CPV Group – see Section 8.21 to Part A of the Periodic Report for 2025.
[36]	The information presented below, the projected commercial operation date, the expected construction cost, the expected commercial format and signing of hedge agreements, the total senior financing and/or the expected results of the activities for the first full calendar year (revenues, EBITDA, and cash flows after service of the senior debt) constitutes “forward-looking” information, as it is defined in the Securities Law, regarding which there is no certainty it will materialize (in whole or in part), including due to factors as stated in footnote 35 above. A delay or other difficulties (particularly significant ones) relating to completion of the project in accordance with that stated are expected to have an unfavorable impact on the CPV Group and the Company. See footnote 35 above.

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OPC Energy Ltd.

Report of the Board of Directors

6.	Projects Under Construction and Development Projects (Cont.)

B.	Development and construction of natural gas (with potential for carbon capture) in the U.S.[35]: (Cont.)

1.	Main details regarding the Basin Ranch power plant that is in the construction stage (which is held as at the approval date of the report at the rate of 100% by the CPV Group (1))[36] (Cont.)

									Expectation for the first full year of operation
Project	Capacity (MW)	Location	Expected start of the commercial operation	Expected commercial structure	Regulated market	Total expected construction cost	Total construction cost as at June 30, 2026	Total senior financing	EBITDA	Cash flows after service of senior debt
CPV Basin Ranch Holdings, LLC (“Basin Ranch”)	1,350	Ward County, Texas	2029	Sale of electricity in the ERCOT market (energy only), where the project is expected to sign commercial agreements to hedge about 75% of the power plant’s capacity for a period of 7 years from the commercial operation date[37]	ERCOT - West	$1.8-$2.0 billion	≈ $0.6 billion	≈ $1.1 billion	≈ $0.275 billion	≈ $0.25 billion

(1)	In February 2026, upon completion of a transaction for acquisition of the remaining 30% of the ownership rights in the project, from the remaining partner in the project, the total amount of which is estimated at about $371 million, the CPV Group holds 100% of the project and it is consolidated in its financial statements (and accordingly in the Company’s financial statements). The sources for completion of the transaction included debt granted directly to the CPV Group by Bank Leumi, in the amount of about $130 million (for details – see Section 6A(6) below), frameworks for letters of credit provided, in the amount of about $63 million and a combination of cash from the activities of the CPV Group and investment of capital by the partners (stakeholders) in the CPV Group. For additional details regarding the transaction – see Section 6B(1) of the Report of the Board of Directors for 2025.

(2)	For additional details regarding provision of sources for the project’s financial closing in October 2025 – see Section 7A(8) of the Report of the Board of Directors for 2025.

[37]	As at the approval date of the report, hedging of the exposure to market prices is expected by means of: gas agreements of the Netback type (which includes a pricing mechanism whereby the gas price paid by the generator of the electricity derives from the electricity price) and agreements for sale of electricity at a fixed price. In addition, as at the approval date of the report, a substantial portion of the agreements has been signed and some of them are expected to be signed up to the commercial operation date.

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OPC Energy Ltd.

Report of the Board of Directors

6.	Projects Under Construction and Development Projects (Cont.)

B.	Development and construction of natural gas (with potential for carbon capture) in the U.S.[35]: (Cont.)

2.	Set forth below is a summary of the natural gas project pipeline with carbon capture potential in the U.S.[38], as at the approval date of the report:

		Regulated		Capacity	Rate of	Share of the
Project	Location	market	Status[39]	(megawatts)	holdings[40]	CPV Group
Shay (1)	West Virginia	PJM	Initial	2,100	70%	1,470
Walker (2) (4)	Ohio	PJM	Initial	1,465	70%	1,025
Three additional projects (3) (4)	Ohio and Pennsylvania	PJM	Initial	4,405	100%	4,405
Total (5)				7,970		6,900

(1)	Pursuant to the Group’s strategy, expansion of the project pipeline is continuing and advancement of natural-gas projects with carbon capture potential, with the goal of meeting the anticipated increase in electricity demand and maintaining grid reliability, with a significant focus, at this stage, on the Shay project.

The Shay project is included in PJM’s Transition Cycle 2 interconnection process (a structured process for examination of projects for purposes of connection thereof to the grid)41. To the best of the knowledge of the CPV Group, the Shay project is the largest project included in the Transition Cycle 2 (which includes about 278 projects in the process of examination for connection to the grid with a total combined capacity of about 23 gigawatts, of which natural gas-fired generation projects account for about 8 GW) and the planned timetables for the signing of its agreement for connection to the grid, if signed, is early 2027, subject to and after receipt of the final results of the Transition Cycle 2, as a result of which, and to the extent the project is advanced in the process, the CPV Group will be required to deposit significant additional collaterals, the amount of which will be impacted by, among other things, required costs of upgrading the grid.

[38]

It is noted that potential carbon capture is a separate component that is subject to various development stages than the development stages for a natural gas power plant and it is not included under the characteristics of the projects below. It is further noted that as at the signing date of the report there is no certainty regarding development of the carbon capture component or the timing thereof. The information stated regarding the projects in the development stage of the CPV Group, the scope thereof, cost estimates, commercial structure, relevant dates, holdings’ structure and additional characteristics, constitute “forward-looking” information as it is defined in the Securities Law, and regarding which there is no certainty it will be realized, including due to the stages of development that have not yet been completed, factors depending on third parties (regulators, suppliers, partners, lenders), a lack of certainty regarding the feasibility of assimilating the carbon capture technology in the development projects of the CPV Group and/or relevant costs. In addition, advancement of the projects, as stated, is subject to uncertainty and conditions, as noted in footnote 35 above. Ultimately, there could be changes in the advancement of the development of the projects (should they be advanced).

[39]	In general, regarding natural gas with future carbon capture potential, the CPV Group views projects that have an expectation of connection to the grid within three years and a commercial format has been formulated for the project, as projects in the advanced development stage, and projects for which a tie to (a right in) the land exists and there is an expectation of an agreement for connection to the grid of more than three years or a connection expectation has not yet been formulated, as projects in the initial stage.

That stated regarding the stage of development is impacted by, among other things, the scope of the project, its location, the anticipated activity market, the relevant ISO, regulation and policies of the federal and local governments, and could change based on a given project’s specific characteristics, as well as due to the project’s relevant external circumstances.

[40]

The projects in development are held at rate of 100% or 70% by the CPV Group, where a project that is not wholly owned is developed under a joint development agreement with a leading equipment manufacturer and who is a partner in some of the projects. As at the date of the report, the CPV Group could also sign joint development agreements, as stated, with reference to additional projects.

[41]	For additional details – see Section 8.10A of Part A of the Periodic Report for 2025.

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OPC Energy Ltd.

Report of the Board of Directors

6.	Projects Under Construction and Development Projects (Cont.)

B.	Development and construction of natural gas (with potential for carbon capture) in the U.S.[35]: (Cont.)

2.	Set forth below is a summary of the pipeline (awaiting) natural gas projects with carbon capture potential in the U.S.[38], as at the approval date of the report: (Cont.)

(1)	(Cont.)

As at the approval date of the report, the CPV Group is continuing accelerated advancement of the development project, including: (1) advancement of the licensing and connection to the grid processes, as stated above; (2) advancement of the commercial format for the project – in this framework, the CPV Group signed an agreement with EQT Group for supply of natural gas in a Gas Netback format for a period of 10 years from the commercial operation date of the Shay power plant, which is expected to supply its full projected consumption of natural gas (in a scope exceeding BCF 100 per year). In addition, in the estimation of the CPV Group the Shay project is expected to satisfy applicable eligibility requirements for PJM’s RBP, and the CPV Group intends to submit the Shay project for participation in RBP in September 2026, subject to its approval by FERC (for details – see Section 3C above). At the same time, the CPV Group is continuing to examine additional commercial and regulatory formats for advancement of the project, including subsidized financing plans or support by the Department of Energy (DOE). At this stage, the said alternatives are in the examination stage, some of which merely preliminary examination, and there is no certainty regarding the manner of their implementation or their feasibility; and (3) assurance of supply of main equipment – in this framework, the CPV Group signed an agreement with a supplier of main electricity equipment and also signed an agreement for ordering gas turbines with a global equipment manufacturer. These agreements include payment of non-refundable deposits in an aggregate scope of tens of millions of dollars.

In the estimation of the CPV Group, the initial estimate of the cost of the power plant (100%) is about $4 billion42, and it intends to advance commencement of construction of the project, subject to completion of all the development processes, and particularly finalizing the commercial format, in 202743.

(2)	Further to that stated in Section 8.14.6 to Part A of the Periodic Report for 2025, in April 2026, the CPV Group entered into a joint development agreement with a manufacturer and supplier of main equipment for power plants (and the partner in the Shay project) for the Walker project, under which CPV Group will hold 70% of the rights in the project and the partner will hold the other 30% of the rights in the project and will bear the development costs, in the format that was provided in the agreement.

As of the date of approval of the report, the CPV Group is advancing the development of the project, including: (1) Commercial Framework – in this context, the CPV Group is negotiating with one of the leading global hyperscalers regarding a long-term PPA for the project. It should be noted that, at this stage, there is no certainty that such negotiations will result in a binding agreement; and (2) Equipment Procurement – shortly prior to the approval date of this report, an agreement was entered into with a global equipment manufacturer, securing the supply ofgas turbines to the project . The said undertaking includes payment of an advance deposit in an amount estimated at tens of millions of dollars. The CPV Group intends to advance the start of the construction of the project during 2028[44], subject to completion of all required development processes, including, in particular, grid interconnection (the project is included in PJM’s New Cycle 1 interconnection process, as further described in Section 4 below), and finalization of the commercial framework.

(3)	Includes three projects using combined cycle gas turbine (CCGT) technology with carbon capture potential that are wholly-owned by the CPV Group with a combined capacity of about 4.4 gigawatts.

(4)	In April 2026, the application window for interconnection requests to the PJM grid under the New Cycle 1 — closed, with a total of approximately 220 GW of proposed generation capacity. Based on PJM’s interconnection process timeline, the initial Phase I results are expected in late 2026.

(5)

In addition, as at the approval date of the report, the CPV Group is evaluating possibilities for the development and advancement of power generation and supply solutions for data center projects, particularly in close proximity to its existing power generation facilities. At the present time, there is no certainty the said items will come to fruition.

[42]	Not including financing costs in the construction period.
[43]	That stated regarding the Shay project, constitutes “forward-looking” information, regarding which there is no certainty it will materialize. For details – see footnote 35 above. As at the approval date of the report, there is no certainty regarding fulfillment of the conditions for advancement of the project.
[44]

That stated regarding the Walker project, constitutes “forward-looking” information, regarding which there is no certainty it will materialize. For details – see footnote 35 above. As at the approval date of the report, there is no certainty regarding fulfillment of the conditions for advancement of the project.

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OPC Energy Ltd.

Report of the Board of Directors

6.	Projects Under Construction and Development Projects (Cont.)

C.	Renewable energies segment in the U.S. – development projects (100% held by CPV Renewable which is held at the rate of 66.7% by the CPV Group:

Set forth below is a summary of the pipeline projects (in megawatts) in the US as at the approval date of the report[45]:

[45]	The information presented below in this report regarding projects under construction and development (including with respect to the awaiting (pipeline) projects), including with respect to the expected commercial structure, the projected commercial operation date, the expected construction cost, an undertaking with a tax partner (if relevant) and/or the expected financial results of for the first full calendar year, includes “forward-looking” information, as it is defined in the Securities Law, regarding which there is no certainty it will materialize (in whole or in part), including due to factors that are not under the control of the CPV Group. The information is based on, among other things, estimates of the CPV Group as at the approval date of the report, the realization of which is not certain, and which might not be realized due to factors, such as: regulatory changes or legislative changes (including changes impacting main suppliers of the projects and/or import of equipment and including regulatory/legislative changes in the area of energy or import tariffs due to changes in the government’s policies), delays in receipt of permits, an increase in the construction costs, delays in execution of the construction work and/or technical or operational malfunctions, problems or delays regarding signing an agreement for connection to the network or connection of the project to transmission or other infrastructures, an increase in costs due to the commercial conditions in the agreements with main suppliers (such as equipment suppliers and contractors), problems signing commercial agreements sale for of the potential revenues from the project, terms of the commercial agreements, conditions of the energy market, an increase in the financing expenses, unforeseen expenses, macro-economic changes, weather events, delays and an increase in costs related to the supply chain, transport and an increase in raw-material prices, etc. Completion of the projects in accordance with the said estimates is subject to the fulfillment of conditions which as at the approval date of the report had not yet been fulfilled (fully or partly) and, therefore, there is no certainty they will be completed in accordance with that stated, if at all. Construction delays could even impact the ability to comply with liabilities of the project and the CPV Group to third parties in connection with the projects (including based on guarantees provided in favor of those third parties) or to detract from the entitlement to tax benefits or to trigger forfeiture of guarantees and advance payments.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Report of the Board of Directors

6.	Projects Under Construction and Development Projects (Cont.)

C.	Renewable energies segment in the U.S. – development projects (100% held by CPV Renewable which is held at the rate of 66.7% by the CPV Group:

1.	Set forth below is a summary of the pipeline projects (in megawatts) in the US as at the approval date of the report[45]:

	Advanced		Initial
Renewable energy	development[46]	Safe harbor (1)	development	Total
PJM market
Solar	70	385	1,400	1,855
Wind	–	130	–	130
Total PJM market (3) (4)	70	515	1,400	1,985
Other markets
Solar	–	280	795	1,075
Wind	–	1,120	1,400	2,520
Total other markets	–	1,400	2,195	3,595
Total renewable energy (1)	70	1,915	3,595	5,580
Share of the CPV Group (66.67%)	50	1,270	2,400	3,720

[46]	In general, in the area of renewable energies, the CPV Group views projects that in its estimation are in a period of up to two to three years to the start of the construction as projects in the advanced development stage (there is no certainty the development projects, including projects in the advanced stage, will be executed) – this being based on the expectation of a connection agreement to the grid within two to three years depending on the status of the connection request and assessment of the viability (commercial/project etc.) of reaching construction within two years. Also, the CPV Group views projects wherein there is a tie to (a right in) the land together with an expectation of connection to the grid of more than two years or where a connection agreement has not yet been formulated and the CPV Group is taking action to advance the approvals required for construction of the project, as projects in the initial development stage.

That stated regarding the development stage is impacted by, among other things, potential compliance with the safe harbor rules under the legislation in the U.S. (including additional regulatory changes and stricter regulations applying to renewable energy), the scope of the project and the technology, and could change based on specific characteristics of a certain project, as well as from the external circumstances that are relevant to the project, such as the anticipated activities’ market or additional regulatory circumstances. In general, projects that are designated to operate in the PJM market could be impacted by the connection processes as described in Section 8.1.2.1(A) of Part A to the Periodic Report for 2025, and their progress could be delayed as a result of these proposed processes. It is clarified that in the early development stages (in particular), the scope of the projects and their characteristics are subject to changes, if and to the extent they reach advanced stages.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Report of the Board of Directors

6.	Projects Under Construction and Development Projects (Cont.)

C.	Renewable energies segment in the U.S. – projects under construction and development projects (100% held by CPV Renewable which is held at the rate of 66.7% by the CPV Group: (Cont.)

Set forth below is a summary of the scope of the pipeline projects (in megawatts) in the United States as at the approval date of the report[45]. (Cont.)

(1)

Safe Harbor – threshold conditions that must be complied with in order to receive ITC and PTC tax benefits as detailed in Section 8.1.3.1 of Part A of the Periodic Report for 2025. In general, the projects are required to reach commercial operation no later than December 31, 2030 in order to comply with the relevant safe harbor continuity requirements, in accordance with the existing directives of the IRS. As at the approval date of the report, the CPV Group has invested and is expected to make additional investments in an aggregate scope estimated at tens of millions of dollars in respect of assurance of compliance of the said projects with the threshold conditions, particularly procurement of equipment[47].

(2)

In addition, as part of the project pipeline detailed in the above table, the CPV Group is advancing battery energy storage system (BESS) projects at an early stage of development, adjacent to its renewable energy project pipeline, with an aggregate storage capacity of approximately 7,750 megawatt-hours (of which the CPV Group’s share is approximately 5,170 megawatt-hour) and on the premises of Shore in the Energy Transition segment, with a storage capacity of approximately 340 megawatt-hours.

(3)	For additional details regarding the process with respect to requests for connection to the grid in the PJM market (Interconnection Queue) – see Section 6C(2)(ii) to the Report of the Board of Directors for 2025[48].

(4)

Regarding development projects in the PJM market, as at the date of the report the CPV Group is examining renewable energy and certain projects in the area battery energy storage system (BESS) projects for potential participation in PJM’s RBP, subject to approval of the FERC. For details – see Section 3C above.

[47]	For additional details regarding the policies of the U.S. government with respect to renewable energies and legislation of the “One Big Beautiful Bill” law in the U.S., which gradually cancels the tax benefits and provides directives and dates and in connection with the Safe Harbor rules, and the impacts thereof on the activities of the CPV Group, particularly in the area of renewable energies – see Section 3D of the Report of the Board of Directors for 2025 and Section 8.1.3.1 of Part A of the Periodic Report for 2025.
[48]	That stated above in connection with the impacts of the processes with respect to the connection agreements of PJM on the projects of the CPV Group, includes “forward-looking” information as it is defined in the Securities Law. For details – see footnote 45 above.

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OPC Energy Ltd.

Report of the Board of Directors

7.	Adjusted financial debt, net

A.	Compositions of the adjusted financial debt, net[49]

The Company defines “net financial debt” as loans from banks and financial institutions, debentures and interest payable less cash and cash equivalents, including deposits and restricted cash that are intended for debt service and less/plus the fair value of derivative financial instruments used for hedging the principal and/or interest. The “adjusted net financial debt” includes the “net financial debt” of the Company and its consolidated subsidiaries and the “net financial debt” of its associated companies in the U.S. on the basis of the rate of the holdings of the CPV Group in these companies.

The Company defines “leverage ratio” as “adjusted financial debt, net” divided by “EBITDA after proportionate consolidation” for the 12 months that preceded the measurement date. For purposes of calculation of the leverage ratio, debt in respect of projects under construction (that do not yet generate EBITDA) is not included in the calculation. Regarding projects the construction of which has been completed and/or active projects that were acquired during the Period of the Report, a representative annual EBITDA is taken into account.

Set forth below is detail of the Group’s leverage ratio:

As at June 30, 2026(1)(2)	As at December 31, 2025(3)

3.0	3.1

(1)	After elimination of debt under construction in respect of the Basin Ranch power plant in the U.S. of about $254 million, and for the Hadera Expansion power plant, in the amount of about $103 million (about NIS 307 million), as detailed in the following table. With reference to the Backbone project, the construction of which was completed in the fourth quarter of 2025 and the Rogues Wind project, the construction of which was completed at the end of the second quarter of 2026, as well as acquisition of additional holdings in the Shore and Maryland powers plant in the 12 months preceding the date of the report, the representative EBITDA was calculated as follows: Shore and Maryland based on the rate of holdings as at the date of the report with respect to the actual results in the said period; and Backbone and Rogues Wind based on the representative EBITDA for the first full year of operation.

(2)

As at June 30, 2026, the adjusted financial debt, net, includes a balance of cash, in the amount of about $826 million, in the Company’s headquarters, as shown in the table below, the source of which is, among other things, issuances made during 2025 and 2026, which were used for financing part of the shareholders’ equity required for projects under construction and for the continued growth and development of the Company’s business.

(3)	For details – see Section 7A of the Report of the Board of Directors for 2025. It is noted that as at December 31, 2025 the said data item was calculated in shekels (the Company’s presentation currency up to that time) and accordingly the leverage ratio was 2.9.

[49]	It is clarified that these are indices that are not defined in accordance with IFRS and are not audited, however Company management believes that they are capable of assisting investors in understating the Company’s financial position and its results. It is noted that different companies are likely to define these indices differently.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Report of the Board of Directors

7.	Adjusted financial debt, net (Cont.)

A.	Compositions of the adjusted financial debt, net (Cont.)

The following table details the financial debt, net, as at June 30, 2026 (in millions of dollars)50:

		Gross debt			Cash and cash	Derivative
Name of project	Method of presentation in the Company’s financial statements	Debt (including interest payable and deferred expenses)	Weighted- average interest rate	Final repayment date of the loan	equivalents and deposits (including restricted cash used for debt service) (1)	financial instruments for hedging principal and/or interest	Net debt
Hadera	Consolidated	179	4.9%	2037	22	13	144
Hadera Expansion (2)	Consolidated	316	5.2%–5.9%	Up to 2036	213	–	103
Headquarters and others in Israel (3)	Consolidated	826	5.6%	2033	23	–	803
Total Israel		1,321	5.5%		258	13	1,050
Active renewable energy projects	Associated (66.7%)	276	5.3%	2026–2030	4	4	268
Renewable energies headquarters	Associated (66.7%)	–	–		43	–	(43)
Total renewable energy (4)		276	5.3%		47	4	225
Fairview (Cash Sweep 50%)	Associated (25%)	158	6.1%	2030–2031	5	–	153
Towantic (Cash Sweep 11%)	Associated (26%)	55	7.9%	2029	1	–	54
Maryland (Cash Sweep 50%)	Consolidated	259	6.8%	2028	22	–	237
Shore (5) (Cash Sweep 88%)	Consolidated	281	7.1%	2030–2032	–	–	281
Valley (6) (Cash Sweep 83%)	Associated (50%)	153	6.3%	2033	3	1	149
Total energy transition (7)		906	6.8%		31	1	874
Basin Ranch loan (8) TEF	Consolidated	318	3.0%	2045	64	–	254
Headquarters and others – U.S. (9)	Consolidated	231	6.8%	2032	240	–	(9)
Total U.S.		1,731			382	5	1,344
Total energy headquarters (10)		527	2.5%–6.2% (weighted-average 4.0%)	2028–2034	864	–	(337)
Total		3,579			1,504	18	2,057

[50]	In addition, the Group has a liability to holders of non-controlling interests, the balance of which as at June 30, 2026 is about $158 million.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Report of the Board of Directors

7.	Adjusted financial debt, net (Cont.)

A.	Compositions of the adjusted financial debt, net (Cont.)

(1)	Includes restricted cash, in the amount of about $13 million (about NIS 40 million) in Hadera, about $21 million in the Energy Transition segment and about $152 million in the headquarters in the U.S. designated for the construction of the Basin Ranch power plant.

(2)	For details regarding a financing agreement for the Hadera Expansion project that was signed in June 2026 – see Note 7A(2) to the Interim Statements.

(3)	For details regarding an undertaking in financing agreements with banks in Israel in the Period of the Report for provision of loans in the aggregate amount of about $68 million (a NIS 200 million) – see Note 7A(1) to the Interim Statements.

(4)	As at the approval date of the report, CPV Renewables is carrying on negotiations with a bank for refinancing in the area of renewable energies in the U.S., whereby the parties intend to sign a financing agreement (in this Section – “the Financing Agreement”) that is expected to include main components, as follows:

A.	A long-term loan, in the amount of about $250 million, the purpose of which is repayment of the project loans: (1) a financing agreement for the Mountain Wind projects (active projects); (2) a financing agreement for the Stagecoach, Maple Hill and Backbone projects (active projects); (3) a financing agreement for the Rogue’s Wind project (as at the approval date of the report, the project commenced commercial operation); where the difference, net of transaction costs (which are expected to total an immaterial amount), will be retained as working capital at CPV Renewables. The loan will bear interest that is to be paid quarterly starting from December 31, 2026, bearing interest at the SOFR rate plus a margin of 1.8%–2.4%. The loan principal is to be repaid quarterly starting from March 31, 2027 based on the following repayment schedule:2027–2029: 2.5% per year; 2030: 7.5% per year; 2031: 10% per year; and December 31, 2031: repayment of the balance of the loan principal (75%).

B.	Credit frameworks for provision of guarantees and letters of credit, in the aggregate amount of about $180 million, of which about $60 million for provision of collaterals for active projects (mainly in place of existing frameworks provided as part of the project financing) and an additional amount of about $120 million for provision of collaterals for development projects (mainly in place of existing frameworks provided by the Company and/or by the CPV Group in the form of a company guarantee, as detailed in Note 7B to the Interim Statements). In addition, a credit framework available for CPV Renewables for additional uses as will be agreed to by the parties, in the amount of about $100 million, backed by a company guarantee. The validity of the credit frameworks will be concurrent mainly with a long-term loan and will bear a commission at the rate of 1.2%–1.8%, depending on the type of the LC (letter of credit) or guarantee.

C.	As part of the financing agreement, CPV Renewables will undertake to compliance, on a quarterly basis, with financial covenants: (A) minimum shareholders’ equity of about $350 million; and (B) a ratio of net financial debt to EBITDA that does not exceed 8.0X (as the said terms are defined in the financing agreement).

D.	In addition, the financing agreement is expected to include limitations on distribution of dividends, as is customary in agreements of this type, including minimum shareholders’ equity of $500 million and a ratio of net financial debt to EBITDA that does not exceed 7.0X (as the said terms are defined as part of the financial covenants that will be included in the financing agreement).

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Report of the Board of Directors

7.	Adjusted financial debt, net (Cont.)

A.	Compositions of the adjusted financial debt, net (Cont.)

(4)	(Cont.)

E.	As part of the financing agreement, CPV Renewables will undertake to various conditions, limitations, commitments and grounds for repayment, as is customary in agreements of this type, including: restrictions on liens (except for permissible liens), provision of collaterals as will be determined in the detailed agreement, limitations on taking out debt (except for permissible debt), restrictions on selling of assets (particularly active assets), limitations on change of control over the borrower (including with respect to a company in the CPV Group), restrictions on a change in the area of activities, obligations to hold minimum operating cash balances and other similar customary provisions.

F.	The financing agreement is expected to include commissions as is customary in agreements of this type, where early repayment commissions of the long-term loan (except in respect of economic harm, if any), will be determined at gradually decreasing levels over the period of the loan, such that after a number of years, as determined, an early repayment commission will no longer apply.

It is clarified that as at the approval date of the report, the financing agreement had not yet been signed, and the signing thereof is subject to negotiations, formulation of detailed agreed-to terms and approval by the relevant competent authorities of the parties. Accordingly, as at the signing date of the report there is no certainty regarding actually signing a final financing agreement and/or with respect to the terms of the financing agreement, which could be significantly different than that stated.

(5)	In May 2026, Shore’s financing agreement was amended such that the interest margin on the long-term loan (and the revolving credit framework) was reduced from 3.75% to 3.25%.

(6)	In February 2026, Valley completed an undertaking in a new financing agreement, wherein the interest margin on the loan was significantly reduced to 2.75% and the Cash Sweep rate was updated from 100% to a gradual mechanism based on a leverage ratio, such that if the leverage ratio declines, the Cash Sweep rate will be gradually reduced from a rate of 75% to 50% and down to a rate of 25%. Upon completion of the new financing agreement in the aggregate amount of about $425 million (of which about $325 million is in respect of a long-term Term Loan), about $100 million was used for repayment of shareholders’ loans and distribution of dividends, where the share of the CPV Group is about $50 million. For details regarding receipt of a Title V environmental permit for the Valley power plant in the Period of the Report – see Section 10B below.

(7)	The rate (%) of the Cash Sweep mechanism is in accordance with the estimate of the CPV Group and it could change from time to time based on the provisions of the financing agreements of the projects.

(8)	The amount of the debt presented in the table above represents the liability value of the TEF loan. For additional details regarding the book value of the TEF loan, including accounting adjustments made – see Note 9A to the Interim Statements.

(9)	In October 2025, the CPV Group signed an agreement with Bank Leumi for financing part of the shareholders’ equity provided for construction of the Basin Ranch power plant, in the amount of about $300 million, which was increased in February 2026 (upon completion of acquisition of the partner in the project), to the aggregate amount of about $430 million. For additional details – see Note 7A(1) to the Interim Statements.

(10)	Includes balances of debt and cash in the Company and cash in ICG Energy Inc.

(11)	On June 7, 2026, the Company made a partial early repayment (debt prepayment), of the debentures (Series B), in the total amount of about $68 million (about NIS 200 million).

(12)	As at the approval date of the report, the Company is examining the issuance of debentures to recycle exiting debt while extending the life (term) and in the ordinary course of business, among other things, through issuance of a new series of debentures (Series E). It is noted that a final decision has not yet been made regarding this fundraising, its format, scope and terms, and there is no certainty it will be completed.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Report of the Board of Directors

7.	Adjusted financial debt, net (Cont.)

A.	Compositions of the adjusted financial debt, net (Cont.)

The following table details the adjusted financial debt, net, as at December 31, 2025 (in millions of dollars):

Project	Method of presentation in the Company’s financial statements	Debt (including interest payable and deferred expenses)	Cash and cash equivalents and deposits (including restricted cash used for debt service)	Derivative financial instruments for hedging principal and/or interest	Net debt
Hadera	Consolidated	172	22	13	137
Headquarters and others – Israel	Consolidated	721	68	–	653
Total Israel		893	90	13	790
Active renewable energy projects	Associated (66.7%)	157	3	1	153
Financing construction of Rogues Wind	Associated (66.7%)	78	–	1	77
Renewable energies headquarters	Associated (66.7%)	–	26	–	(26)
Total renewable energy		235	29	2	204
Fairview	Associated (25%)	169	4	–	165
Towantic	Associated (26%)	56	9	(1)	48
Maryland	Associated (75%)	196	20	1	175
Shore	Associated (89%)	257	2	(2)	257
Valley	Associated (50%)	144	32	–	112
Three Rivers	Associated (10%)	63	4	3	56
Total energy transition		885	71	1	813
Basin Ranch TEF loan	Associated (70%)	132	60	–	72
Headquarters and others – U.S.	Consolidated	153	278	–	(125)
Total U.S.		1,405	438	3	964
Total Energy headquarters		592	709	–	(117)
Total		2,890	1,237	16	1,637

B.	Interest and linkage bases

For additional information regarding interest and linkage bases – see Section 11 of the Report of the Board of Directors for 2025.

C.	Financial covenants

The Company and its investee companies are subject to financial covenants provided in their financing agreements and trust certificates. As at the date of the report, the Company and its investee companies were in compliance with all the financial covenants provided. For details regarding the covenants the breach of which would constitute an event of default, relating to significant loans and debentures – see Note 7C to the Interim Statements51.

In May 2026: (1) Midroog affirmed the rating of the Company and the rating of its debentures (Series B, C and D) at the level of A1.il and updated the rating outlook from stable to positive. The change in the rating outlook reflects the strengthening of the Company’s financial profile, against the background of a significant strengthening of the equity base along with a continuing improvement in the results of the natural gas sector in the United States; and (2) S&P Maalot raised the Company’s credit rating to the level of ilA+ with a stable rating outlook, due to the continuing improvement in the financial profile along with growth of its business performance parameters.

[51]	For a description of the main provisions of material loans of the Company and the investee companies – see Note 14 to the Annual Statements.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Report of the Board of Directors

7.	Adjusted financial debt, net (Cont.)

Movement in the adjusted financial debt, net, for the period ended June 30, 2026 (in millions of dollars):

* Mainly in respect of translation of the net financial debt in Israel denominated in NIS into the dollar presentation currency.

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OPC Energy Ltd.

Report of the Board of Directors

8.	Financial Position as at June 30, 2026 (in millions of dollars)

Category	6/30/2026	12/31/2025	Board’s Explanations
Current Assets

Cash and cash equivalents	1,261	913	For details – see Section 9 below.

Trade receivables	186	137	Most of the increase, in the amount of about $32 million, stems from an increase in the trade receivables in Israel, most due to the seasonal factor in the electricity tariff, and the amount of about $12 million, due mainly to the first-time consolidation of Shore and Maryland.

Receivables and debit balances	56	64

Total current assets	1,503	1,114

Non-Current Assets

Long-term deposits and restricted cash	187	164

Long-term receivables and debit balances	60	118	Most of the decrease stems from completion of a transaction for acquisition of the balance of the rights in the Basin Ranch project and the initial consolidation thereof.

Investments in associated companies	1,015	1,626	Most of the decrease, in the amount of about $652 million, derives from the initial consolidation of the Shore, Basin Ranch and Maryland power plants (for additional details – see Note 6 to the Interim Statements) and dividends distributed to the CPV Group by associated companies, in the amount of about $65 million. This decrease was partly offset by an investment, prior to the consolidation, in the Basin Ranch power plant, in the amount of about $65 million, income of associated companies, in the amount of about $38 million, and investments in associated companies, in the amount of about $23 million. For additional details regarding the results of associated companies – see Section 4D and Section 4E above.

Long-term derivative financial instruments	15	13

Property, plant and equipment	3,486	1,380	Most of the increase, in the amount of about $1,604 million, stems from the initial consolidation of the Shore, Basin Ranch and Maryland power plants. For additional details – see Note 6 to the Interim Statements. In addition, there was an increase of about $461 million, stemming mainly from investments in construction of the Basin Ranch and Hadera Expansion power plants (including acquisition of lands, as detailed in Note 8A(2)(c) to the Interim Statements).

Right-of use assets and long-term deferred expenses	341	200	Most of the increase, in the amount of about $133 million, stems from the initial consolidation of the Shore power plant.

Intangible assets	89	83

Total non-current assets	5,193	3,584

Total assets	6,696	4,698

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Report of the Board of Directors

8.	Financial Position as at June 30, 2026 (in millions of dollars) (Cont.)

Category	6/30/2026	12/31/2025	Board’s Explanations
Current Liabilities

Loans and credit from banks and financial institutions (including current maturities)	131	41	Most of the increase, in the amount of about $50 million, stems from the initial consolidation of the Shore and Maryland power plants (for additional information – see Notes 6A and 6B to the Interim Statements), and an increase of about $34 million resulting from a withdrawal in accordance with the financing agreement of Hadera Expansion.

Current maturities of debentures	72	76

Trade payables	248	127	An increase of about $46 million due to a debt balance relating to acquisition of the land of Hadera and Hadera Expansion, as detailed in Note 8A(2)(c) to the Interim Statements, and an increase of about $55 million, stemming from the first-time consolidation of Shore, Maryland and Basin Ranch power plants.

Payables and other credit balances	84	115	Most of the decrease, in the amount of about $70 million, stems from a payment in connection with the conclusion of the 2021 profit-sharing plan of the CPV Group. This decrease was offset, in the amount of about $20 million, by deferred consideration in respect of acquisition of the Basin Ranch power plant, and an increase of about $10 million relating to a liability for payment of Purchase Tax in respect of acquisition of the land for Hadera and Hadera Expansion.

Short-term derivate financial instruments	73	–	Most of the increase, in the amount of about $69 million, derives from the first-time consolidation of the Shore and Maryland power plants.

Total current liabilities	608	359

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Report of the Board of Directors

8.	Financial Position as at June 30, 2026 (in millions of dollars) (Cont.)

Non-Current Liabilities

Long-term loans from banks and financial institutions	2,166	1,004	Most of the increase, in the amount of about $643 million, derives from the initial consolidation of the Shore, Basin Ranch and Maryland power plants, an increase, in the amount of about $65 million, stems from a withdrawal under a financing agreement with Bank Leumi by the CPV Group, an increase, in the amount of about $285 million, stemming from a withdrawal under a financing agreement of Hadera Expansion and an increase of about $69 million due to a withdrawal as part of the TEF loan in the Basin Ranch project.

Long-term debt from holders of non-controlling interests	158	138

Debentures	449	510	Most of the decrease, in the amount of about $106 million, derives from repayment of debentures, while on the other hand there was an increase, in the amount of about $36 million, due to the impact of translation into the dollar presentation currency.

Long-term lease liabilities	159	7	Most of the increase, in the amount of about $161 million, derives from the initial consolidation of the Shore power plant.

Long-term derivative financial instruments	49	1	Most of the increase, in the amount of about $26 million, derives from hedging transactions in Israel in connection with projects in development and under construction, and the amount of about $23 million stemming from the Maryland and Shore power plants, which were consolidated for the first time.

Other long-term liabilities	62	5	Most of the increase derives from the first-time consolidation of the Basin Ranch power plant.

Liabilities for deferred taxes	179	164

Total non-current liabilities	3,222	1,829

Total liabilities	3,830	2,188

Total equity	2,866	2,510	Most of the increase stems from issuance of shares, net, in the amount of about $255 million, capital investments of the holders of non-controlling interest in the CPV Group, in the amount of about $54 million, and comprehensive income, in the amount of about $53 million (net profit of about $29 million and other comprehensive income of $24 million).

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Report of the Board of Directors

9.	Liquidity and sources of financing

Set forth below is an analysis of significant changes in the cash flows in the Period of the Peport compared with the corresponding period last year (in millions of dollars):

(1)	Most of the increase stems from an increase in the cash-basis profit compared with the corresponding period last year.

(2)	In respect of a payment in March 2026, in the amount of about $70 million, to employees of the CPV Group relating to exercise of participation units as part of conclusion of a long-term equity remuneration plan from 2021.

(3)	For additional details regarding the initial consolidation of the Basin Ranch, Shore and Maryland power plants – see Note 6 to the Interim Statements.

(4)	Most of the increase stems from an increase in investments in construction of the Basin Ranch and Hadera Expansion power plants (including acquisition of land, as detailed in Note 8A(2)(c) to the Interim Statements).

(5)	For additional details regarding an issuance of shares in the Period of the Report and in the corresponding period last year – see Note 7D to the Interim Statements and Note 18B to the annual statements.

(6)	Most of the increase stems from withdrawals under a financing agreement with Bank Leumi in the CPV Group, a financing agreement of Hadera Expansion and the TEF loan in the Basin Ranch project. For additional details regarding the loans – see Note 7 to the Interim Statements.

(7)	The increase derives from an increase in the investments of the non-controlling interests in the United States. For additional details – see Note 23A(3) to the annual financial statements and Note 10C to the Interim Statements.

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OPC Energy Ltd.

Report of the Board of Directors

9.	Liquidity and sources of financing (Cont.)

Set forth below is an analysis of significant changes in the cash flows in the second quarter of 2026 compared with the corresponding quarter last year (in millions of dollars):

(1)	Most of the increase in the cash flows provided by operating activities stems from an increase in the cash-basis income.

(2)	For additional details regarding the initial consolidation of the Maryland power plant – see Note 6C to the Interim Statements.

(3)	Most of the increase stems from an increase in investments in construction of the Basin Ranch and Hadera Expansion power plants (including acquisition of land, as detailed in Note 8A(2)(c) to the Interim Statements).

(4)	For additional details regarding an issuance of shares in the corresponding quarter last year – see Note 18B to the annual statements.

(5)	Most of the increase stems from withdrawals under a financing agreement of Hadera Expansion and the TEF loan in the Basin Ranch project. For additional details regarding the loans – see Note 7 to the Interim Statements.

For additional details – see the condensed interim statements of cash flow in the Company’s Interim Statements.

As at June 30, 2026, June 30, 2025 and December 31, 2025, the Group’s working capital (current assets less current liabilities) amounted to about $895 million, about $343 million and about $755 million, respectively.

As at June 30, 2026, there were no warning signs pursuant to Regulation 10(B)(14) of the Securities Regulations (Periodic and Immediate Reports), 1970, that require publication of a forecasted statement of cash flows by the Company.

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OPC Energy Ltd.

Report of the Board of Directors

10.	Additional Events in the Company’s Areas of Activities in the Period of the Report and Thereafter

United States

A.	Examination of opportunities to expand the Company’s activities in the area of generation and supply of electricity from renewable energies in the United States – further to the that stated in Section 8.1.3.3 of Part A of the Periodic Report for 2025 with respect to the Company’s estimates regarding the demand for electricity from renewable energies in the United States, the Company is examining and may continue to examine from time to time, opportunities for expansion of its activities in the area of generation and supply of electricity from renewable energies by means of acquisition of platforms, which includes projects in various stages (active, under construction and various stages of development) in the area of renewable energies in the United States and/or in additional geographic areas (other than Israel and the United States), which will be consistent with the Company’s strategy in its area of activities.

B.

Receipt of a Title V Environmental Permit – further to that stated in Section 8.1.4(I) to Part A of the Periodic Report for 2025, in June 2026 the New York State Department of Environmental Conservation (NYSDEC) (NYSDEC) granted the Valley power plant a Title V emissions’ permit for a period of five years (as is usual for a permit of this type).

Israel

C.	Notification of a labor dispute at the Zomet power plant – further to the that stated in Section 9.4 of Part A of the Periodic Report for 2025 with respect to negotiations for drafting a final collective bargaining agreement for Zomet further to the notification that employees are joining together to take collective action, as at the approval date of the report, the parties reached understandings that are subject to signing of a final agreement.

D.	Investigation of the Israel Competition Authority regarding the Eshkol tender – to the best of the Company’s knowledge, as at the approval date of the report an investigation of the Israel Competition Authority regarding Eshkol tender is being carried on, in the framework of which Company officers are being investigated.

E.	Extension of the validity of the virtual supply license – on July 9, 2026, the Company’s virtual supply license was extended up to December 31, 2026, as part of an across-the-extension granted by the Electricity Authority. As part of the decision, the Electricity Authority notes that certain revisions from the standpoint of service and reporting will be made in the licenses during the license period. The Electricity Authority is expected to publish an appropriate hearing prior to revision of the licenses.

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OPC Energy Ltd.

Report of the Board of Directors

11.	Debentures (Series B, C and D)

In the Period of the Report, there were no significant changes in the details of the outstanding series of debentures the Company issued and that were offered to the public pursuant to a prospectus, the details of the trustees for the debentures, the terms for calling the debentures for immediate repayment, the Company’s compliance with the said terms and the collaterals for the debentures.

As at the date of the report, the Company is in compliance with all the conditions of the debentures (Series B, Series C and Series D) and the trust certificates. The Company was not required to take any action in accordance with the request of the trustees for the said debentures.

For additional details regarding the credit rating of the Company and of its debentures – see Section 7C above.

12.	Impacts of changes in the macro-economic environment on the Group’s activities and its results

For details – see Section 11 of the Report of the Board of Directors for 2025.

Set forth below is data with reference to the currency exchange rate:

Dollar/shekel exchange rate*	2026	2025	Change
At the end of the prior year	3.190	3.647	(12.5)%
As at June 30	2.978	3.372	(11.7)%
As at March 31	3.165	3.718	(14.9)%
Average January – June	3.037	3.598	(15.6)%
Average April – June	2.946	3.583	(17.8)%

*	The dollar/shekel exchange rate shortly before the approval date of the report (on August 9, 2026) is 3.006.

Set forth below are details regarding changes in the interest in the Period of the Report and thereafter:

	Changes in the interest	Interest rate
	rate in the period of the	on the approval
Country	report and thereafter	date of the report	Interest forecast
Israel	January, May and July 2026 – reduction of 0.25% (in each decision)	3.5%	About 3% on average for the period ending in the second quarter of 2027, based on the forecast of Bank of Israel.
U.S.	The have been no changes	3.50%–3.75%	Average range of about 3.60%–4.10% during 2026 (for 2027 – 3.10%–3.90%), based on the forecast of the U.S. Federal Reserve Bank.

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OPC Energy Ltd.

Report of the Board of Directors

12.	Impacts of changes in the macro-economic environment on the Group’s activities and its results (Cont.)

Interest rate (mainly shekel and dollar) (Cont.)

It is noted that the geopolitical developments and tensions in and outside of Israel could also have an impact on the macro-economic environment, including on inflation, interest rates and monetary policy considerations of Bank of Israel and of the U.S. Federal Reserve Bank, among other things, due to their possible impact on the energy prices, supply chains and economic activities. For additional details regarding the war – see Section 2B above.

Set forth below is data relating to the Consumer Price Index (CPI) in Israel and in the U.S., interest rates of Bank of Israel and interest rates of the U.S. Federal Reserve Bank:

			Bank of
			Israel	Federal
	Israeli	U.S.	Interest	interest
	CPI	CPI	Rate	rate

On August 9, 2026	119.2	333.95	3.50%	3.50%–3.75%
On June 30, 2026	119.2	335.1	3.75%	3.50%–3.75%
On March 31, 2026	117.7	326.8	4.00%	3.50%–3.75%
On December 31, 2025	117.8	324.1	4.25%	3.50%–3.75%
On June 30, 2025	116.9	321.2	4.5%	4.25%–4.50%
On March 31, 2025	115.4	319.1	4.5%	4.25%–4.50%
On December 31, 2024	115.1	315.5	4.5%	4.25%–4.50%
Change in the first half of 2026	1.2%	3.4%	(0.5)%	0%
Change in the first half of 2025	1.6%	2.3%	0%	0%
Change in the second quarter of 2026	1.3%	2.5%	(0.25)%	0%
Change in the second quarter of 2025	1.3%	1.2%	0%	0%

For details with respect to credit linked to the CPI or the prime interest rate – see Section 11 to the Report of the Board of Directors for 2025 and Note 14B to the annual financial statements.

For additional details regarding the Group’s policies for management of the financial risks and sensitivity analyses, including changes in the CPI and interest – see Note 21 to the annual financial statements.

13.	Corporate Governance

For details – see Sections 13–15 of the Report of the Board of Directors for 2025.

A.	Decisions of an Extraordinary General Meeting of the shareholders – on June 25, 2026, the Extraordinary General Meeting of the shareholders decided:

1.	To reappoint of Ms. Shirli Mashkif as an external director of the Company for an additional period of service of three years commencing from July 1, 2026, regarding which she will be entitled to the service conditions for the Company’s directors, including directors’ fees in accordance with her classification as an expert director.

2.	To appoint of Ms. Ruth Ralbag as an external director of the Company for an initial period of service of three years commencing from July 1, 2026, regarding which she will be entitled to the service conditions for the Company’s directors, in accordance with her classification as an expert director.

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OPC Energy Ltd.

Report of the Board of Directors

13.       Corporate Governance (Cont.)

B.	Conclusion of service of an external director – on June 30, 2026, the service of Mr. Joseph Tenne as an external director of the Company was concluded.

C.

Appointment of director – on August 11, 2026, the Company’s Board of Directors decided to appoint Mr. Aviram Lahav as a director of the Company, commencing from August 11, 2026. In addition, it was decided that starting from the date of his appointment, Mr. Lahav will be entitled to the service conditions applicable to the Company’s directors, including director’s fees in accordance with his classification as an expert director.

D.	Shelf prospectus – on May 20, 2026, the Company received a permit from the Israel Securities Authority for publication of a new shelf prospectus, bearing the date of May 21, 2026.

14.	Contributions policy

The Company has a policy for making contributions that places emphasis on activities in the periphery and non-profit organizations that operate in the field of education. The Group’s expenses in respect of contributions in the Period of the Report and up to the approval date thereof, amounted to about $1 million (about NIS 2.8 million), of which about $0.3 million (about NIS 1 million) was contributed to rehabilitation and support channels (targets) due to events relating to the war.

Set forth below is detail of contributions in the Period of the Report of more than NIS 50 thousand and indication of the relationship to the recipient of the contribution (in NIS thousands):

Recipient of the	Amount of the	Relationship to the
Contribution	Contribution	Recipient of the Contribution
“Password for Every Student” Society	1,000	“Password for Every Student” also receives contributions from parties related to the Company’s controlling shareholder, including corporations in which officers serving as directors of the Company hold positions (including from the Israel Corporation Group and its controlling shareholders). The Company’s CEO is a representative of the project’s Steering Committee without compensation.
“Rahashei Lev” Society	150	For the sake of good order, it is noted that as the Company was informed, commencing from November 2022, the daughter of Mr. Joseph Tenne, who served as an external director of the Company up to June 30, 2026, is employed by the Tel Aviv Sourasky Medical Center.
“Running to Give” Society	50	For the sake of good order, it is noted that a relative of the Company’s CEO serves as Chairman of the Society without compensation.

Yair Caspi	Giora Almogy
Chairman of the Board of Directors	CEO

Date: August 11, 2026

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OPC Energy Ltd.

Report of the Board of Directors

Appendix A

Additional Information regarding the Natural-Gas Power Plants in the U.S.

EOX Forecast of Natural Gas and Electricity Prices up to the end of 2026 and for the Years 2027–2028

As additional background with respect to the activities of the Energy Transition Segment in the U.S. and in order to assist regarding accessibility to additional available external data, presented below are forecasts of electricity and natural gas prices (Mid-Market) in the regions in which the power plants of the CPV Group in the Energy Transition segment in the U.S. operate, and in the region of the planned activities of the Basin Ranch power plant, which is under construction, which were prepared by the EOX Company52 and it is based on forward market prices of electricity and natural gas.

The data in the tables below reflect forecasts of the electricity and natural gas prices as received from EOX, where with reference to the forecast of the electricity prices the information was processed by the CPV Group in the following manner:

–	In the peak hours, electricity is sold in the maximum scope;

–	Sale of the balance of the electricity is made in the off-peak hours.

–	The scope of the generation of each power plant was estimated separately on the basis of the historical generation data while taking generation forecasts into account.

The electricity margin appearing in the table below is calculated based on the following formula:

Electricity margin ($/MWh) = the electricity price ($/MWh) – [the gas price ($/MMBTU) X the thermal conversion ratio* (heat rate) (MMBtu/MWh)]

*	Assumption of a thermal conversion ratio (heat rate) of 6.9 MMBtu/MWh for Maryland, Shore and Valley, and a thermal conversion ratio (heat rate) of 6.5 MMBtu/MWh for Towantic, Fairview and Basin Ranch.

It should be noted that there may be material differences between the actual electricity and natural gas prices at CPV Group’s power plants and the prices presented in the table below, due, among other things, to the existence of bid–ask spreads, power basis, and the like. Accordingly, the actual electricity margins of CPV Group’s power plants may differ materially from the margins presented in the table below.

The data included in this Appendix below is based on forecasts of electricity and gas prices made by EOX – a market consulting company that provides information and data services in the area of the Company’s activities in the U.S. in the Energy Transition segment, and it is presented as additional background and in order to assist accessibility to available external data regarding the area of activities. It is clarified and emphasized that in light of the fact these are market forecasts, quite naturally the Company is not able to make (and did not make) an independent examination of the forecasts or the underlying data. It is clarified that there are additional entities that provide similar information services that might provide forecasts that differ from these prices. The Company does not undertake to update data as stated.

In addition, it is emphasized that forecasts are involved regarding which there is no certainty as to their accuracy or actual realization. The electricity and natural gas prices (in the market, in general, and of the power plants of the CPV Group, in particular) might be different, even significantly, from that presented as a result of various factors, including, macro-economic factors, regulatory changes, political and/or geopolitical events (including global events) that impact the supply and demand of natural gas and electricity, weather events, events relating to the electricity sector in the U.S. (demand, supply, availability of power plants, operational events, proper functioning of the electricity grid, transmission infrastructures) and/or failures in (problems with) the assumptions and estimates that form the basis of the forecast.

[52]	EOX is a subsidiary of a commodity broker, OTC Global Holdings, which publishes forward prices for the electricity and natural gas markets based on trading data in the futures markets. The futures prices are an objective way of estimating the future expectation with respect to electricity and natural gas prices since they represent transactions with entities operating in these markets involving buying and selling futures forward contracts at specific prices.

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OPC Energy Ltd.

Report of the Board of Directors

Appendix A (Cont.)

Appendix A

Additional Information regarding the Natural-Gas Power Plants in the U.S.

EOX Forecast of Natural Gas and Electricity Prices up to the end of 2026 for the Years 2027–2028

Power Plants (Rate of Holdings of the CPV Group)	For the six-month period July through December 2026	2027	2028
Fairview (25%)
Gas price (Texas Eastern M3)	2.98	3.79	4.02
Electricity price (AEP Dayton (AD))	61.02	56.90	57.35
Electricity margin	41.66	32.26	31.22

Towantic (26%)
Gas price (Algonquin City Gate)	4.65	6.42	6.00
Electricity price (Mass Hub)	73.59	79.39	75.19
Electricity margin	43.38	37.64	36.22

Maryland (100%)
Gas price (Transco Zone 5)	3.97	4.42	4.54
Electricity price (PJM West Hub)	79.91	72.52	72.70
Electricity margin	52.52	42.03	41.39

Shore (100%)
Gas price (Texas Eastern M3)	2.98	3.79	4.02
Electricity price (PJM West Hub)	79.91	72.52	72.70
Electricity margin	59.36	46.36	44.95

Valley (50%)
Gas price (Texas Eastern M3 – 70%, Dominion South Pt – 30%)	2.83	3.45	3.68
Electricity price (New York Zone G)	75.06	76.03	74.62
Electricity margin	55.51	52.20	49.24

Basin Ranch (under construction) (100%)
Gas price (Waha)	1.24	1.86	1.82
Electricity price (ERCOT West Pk)	40.96	45.79	51.12
Electricity margin	32.90	33.72	39.28

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OPC Energy Ltd.

Report of the Board of Directors

Set forth below is gross (raw) data as included in the forecast of EOX (without processing)

Mass Hub OPk	Mass Hub Pk	East NY ZnG OPk	East NY ZnG Pk	PJM ComEd OPk	PJM ComEd Pk	AEP- Dayton OPk	AEP- Dayton Pk	PJM West OPk	PJM West Pk	Contract Date
45.93	50.29	43.67	56.86	26.75	45.10	34.64	56.15	38.37	81.34	01/06/2026
66.82	93.87	64.72	112.22	44.10	99.50	53.32	109.13	65.71	156.25	01/07/2026
50.45	70.94	49.78	78.18	36.05	67.02	41.97	77.48	48.61	94.50	01/08/2026
46.67	53.35	46.42	58.11	30.08	52.47	38.61	61.81	42.39	73.97	01/09/2026
46.40	51.26	44.81	55.82	28.86	46.67	45.78	58.40	50.17	68.75	01/10/2026
64.13	67.37	59.74	68.89	30.08	44.52	49.98	57.31	54.38	67.64	01/11/2026
125.44	131.52	107.80	120.68	36.73	49.26	55.89	61.21	67.41	76.49	01/12/2026
161.34	164.40	145.85	152.75	49.71	64.29	71.23	78.51	96.57	106.49	01/01/2027
132.60	138.72	117.93	131.80	37.23	42.60	60.28	63.19	82.09	85.40	01/02/2027
69.37	75.34	61.94	71.47	24.62	34.87	45.65	51.54	50.49	62.44	01/03/2027
48.39	54.23	46.41	54.16	19.93	33.39	42.34	52.64	47.23	62.45	01/04/2027
43.42	49.96	44.80	50.36	20.12	35.18	35.83	52.76	39.10	62.67	01/05/2027
42.52	62.03	43.95	63.64	27.04	59.54	35.92	65.96	39.94	76.70	01/06/2027
60.04	98.52	54.86	98.97	42.49	96.48	47.00	92.87	53.25	116.10	01/07/2027
48.48	72.38	44.07	71.32	35.54	70.86	41.48	73.68	47.48	91.98	01/08/2027
45.66	56.15	44.90	57.97	28.17	55.48	37.24	61.38	41.66	71.91	01/09/2027
45.60	52.00	42.09	52.72	25.72	42.33	44.29	57.13	50.08	67.81	01/10/2027
64.80	69.02	57.19	67.76	27.97	42.77	48.83	56.34	55.18	67.45	01/11/2027
106.29	114.06	90.85	105.86	37.10	51.01	59.11	60.31	68.03	75.63	01/12/2027
137.35	144.72	128.32	141.51	41.34	56.86	67.96	76.04	94.95	103.14	01/01/2028
126.97	125.07	119.99	120.86	39.26	41.05	62.36	64.57	87.07	91.63	01/02/2028
61.33	71.26	58.00	72.02	23.70	35.93	41.11	48.62	50.08	62.08	01/03/2028
44.13	51.10	42.03	53.50	21.60	37.61	38.80	50.25	46.19	61.21	01/04/2028
39.31	46.09	37.92	50.81	20.64	43.41	33.35	50.06	38.30	61.23	01/05/2028
44.40	63.97	44.64	69.18	23.47	54.83	38.46	65.99	40.29	76.20	01/06/2028
61.45	101.33	64.18	103.95	38.20	87.52	50.63	93.14	53.68	110.75	01/07/2028
53.92	82.33	56.25	85.39	38.58	70.73	46.00	81.15	48.85	98.47	01/08/2028
43.75	55.29	41.80	60.62	26.20	51.22	39.95	61.70	42.54	71.70	01/09/2028
48.25	52.27	44.42	51.45	33.63	48.77	44.96	57.85	48.22	67.56	01/10/2028
61.35	62.04	55.94	59.91	37.50	45.15	49.31	54.53	54.75	65.62	01/11/2028
96.80	100.39	86.96	91.33	38.79	56.29	64.22	66.02	70.83	78.56	01/12/2028

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OPC Energy Ltd.

Report of the Board of Directors

Waha	Transco Zn5 Dlvd	Chicago CG	Texas Eastern M- 2	Algonquin CG	Dominion S Pt	Texas Eastern M- 3	ERCOT West OPk	ERCOT West Pk	Contract Date
1.22	4.01	2.85	2.71	3.03	2.71	2.80	24.58	21.23	01/06/2026
0.54	3.78	2.90	2.45	3.00	2.43	2.56	36.36	44.42	01/07/2026
0.68	3.67	2.81	2.42	2.99	2.40	2.55	51.64	76.90	01/08/2026
0.95	3.44	2.74	2.13	2.48	2.12	2.21	35.45	46.70	01/09/2026
1.09	3.48	2.70	2.07	2.41	2.06	2.15	28.50	33.27	01/10/2026
1.63	3.50	3.14	2.63	4.51	2.61	2.92	31.82	33.50	01/11/2026
2.56	5.94	4.03	3.44	12.50	3.33	5.49	37.42	38.72	01/12/2026
3.43	9.12	5.07	4.03	17.89	3.73	9.10	61.65	57.80	01/01/2027
2.96	7.56	4.63	3.66	15.83	3.41	7.62	58.51	54.93	01/02/2027
1.49	3.87	2.98	2.65	6.16	2.57	2.95	29.29	30.54	01/03/2027
1.20	3.29	2.74	2.34	2.99	2.34	2.43	30.00	30.44	01/04/2027
1.20	3.41	2.64	2.18	2.59	2.19	2.34	33.88	36.58	01/05/2027
1.52	3.37	2.71	2.26	2.87	2.29	2.47	35.32	40.72	01/06/2027
1.75	3.57	2.92	2.41	3.85	2.43	2.73	56.11	54.11	01/07/2027
1.93	3.51	2.97	2.43	3.47	2.44	2.72	68.06	101.52	01/08/2027
1.38	3.14	2.93	2.24	2.56	2.18	2.24	43.03	51.31	01/09/2027
1.31	3.11	2.99	2.22	2.79	2.19	2.26	31.95	36.97	01/10/2027
1.70	3.43	3.36	2.65	4.91	2.65	2.90	33.15	38.17	01/11/2027
2.40	5.65	4.41	3.64	11.18	3.54	5.75	43.26	44.84	01/12/2027
2.85	9.84	5.25	4.30	15.27	4.09	9.58	70.68	59.63	01/01/2028
2.39	8.30	4.77	3.89	13.37	3.70	8.45	68.59	57.90	01/02/2028
0.65	3.78	3.29	3.02	6.28	2.91	3.15	36.56	37.36	01/03/2028
0.67	3.49	2.99	2.58	3.45	2.58	2.75	36.49	39.03	01/04/2028
0.65	3.53	2.91	2.41	3.06	2.38	2.61	35.39	36.84	01/05/2028
1.09	3.42	3.00	2.46	3.17	2.46	2.73	41.46	41.98	01/06/2028
1.80	3.56	3.23	2.70	3.79	2.64	2.78	63.33	67.23	01/07/2028
2.18	3.41	3.29	2.66	3.65	2.62	2.73	64.88	106.72	01/08/2028
2.06	3.23	3.24	2.36	2.94	2.39	2.52	48.41	52.27	01/09/2028
2.14	3.21	3.31	2.31	3.22	2.37	2.47	42.80	40.59	01/10/2028
2.25	3.05	3.61	2.81	4.57	2.79	2.77	40.28	41.01	01/11/2028
3.13	5.65	4.56	3.73	9.19	3.62	5.72	50.87	48.37	01/12/2028